49

07022426

# 82- SUBMISSIONS FACING SHEET

**Follow-Up Materials**

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Akbank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 1 1 2007
B
THOMSON FINANCIAL

FILE NO. 82- 34825

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 4/9/07

File No : 82 - 34825

RECEIVED

2007 APR -9 A 10: 00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AK?S 12-31-06

**CONVENIENCE TRANSLATION**
**OF PUBLICLY ANNOUNCED**
**UNCONSOLIDATED FINANCIAL STATEMENTS**
**AND INDEPENDENT AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH,**
**SEE NOTE I.b OF SECTION THREE**

**AKBANK T.A.Ş.**

**PUBLICLY ANNOUNCED**
**UNCONSOLIDATED FINANCIAL STATEMENTS**
**TOGETHER WITH INDEPENDENT AUDITOR'S REPORT**
**AT 31 DECEMBER 2006**

PRICEWATERHOUSECOOPERS

**Başaran Nas Yeminli**
**Mali Müşavirlik A.Ş.**
**a member of**
**PricewaterhouseCoopers**
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

**CONVENIENCE TRANSLATION OF**
**THE INDEPENDENT AUDITOR'S REPORT**
**ORIGINALLY ISSUED IN TURKISH**

To the Board of Directors of Akbank T.A.Ş.;

We have been engaged to audit the accompanying unconsolidated balance sheet of Akbank T.A.Ş. ("the Bank") at 31 December 2006 and the related unconsolidated statements of income, cash flows and changes in shareholders' equity for the year then ended and a summary of significant accounting policies and other explanatory notes to the financial statements.

*Disclosure for the Responsibility of the Bank's Board of Directors:*

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the financial statements; and for applying appropriate accounting policies in compliance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents published on the Official Gazette No. 26333 dated 1 November 2006, Turkish Accounting Standards ("TAS"), Turkish Financial Reporting Standards ("TFRS") and other regulations, interpretations and circulars published by the Banking Regulation and Supervision Agency ("the BRSA") on accounting and financial reporting principles.

*Disclosure for the Responsibility of the Authorized Audit Firm:*

Our responsibility, as independent auditors, is to express an opinion on these financial statements based on our audit. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements. The selection of the audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting into consideration and assessing the appropriateness of the applied accounting policies. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

*Independent Auditors' Opinion:*

In our opinion, the unconsolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. at 31 December 2006 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by regulations in conformity with article 37 of the Banking Act No. 5411 and other regulations, interpretations and circulars published by the BRSA on accounting and financial reporting principles.

PRICEWATERHOUSECOOPERS

*Additional paragraph for convenience translation:*

Without qualifying our opinion, we draw your attention to the following matter:

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with article 37 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying unconsolidated financial statements. Accordingly, the accompanying unconsolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas
Yeminli Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM

Istanbul, 20 February 2007

**CONVENIENCE TRANSLATION**
**OF PUBLICLY ANNOUNCED UNCONSOLIDATED FINANCIAL STATEMENTS**
**ORIGINALLY ISSUED IN TURKISH,**
**SEE NOTE I.b IN SECTION THREE**

# THE UNCONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 31 DECEMBER 2006


Address : Sabancı Center 34330, 4. Levent / İstanbul
Telephone : (0 212) 270 00 44
Fax: (0 212) 269 77 87
Web Site: www.akbank.com
E-mail: hizmet@akbank.com


The unconsolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be made Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.

- **Section One** - GENERAL INFORMATION ABOUT THE BANK
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS OF THE BANK
- **Section Three** - EXPLANATIONS ON ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION OF THE BANK
- **Section Five** - EXPLANATIONS AND NOTES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON INDEPENDENT AUDITOR'S REPORT

The accompanying unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish lira ("YTL"), have been prepared and presented based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, relating appendices and interpretations on these, and are independently audited.

20 February 2007

| | | | | | |
|---|---|---|---|---|---|
| Erol SABANCI<br>Chairman of the Board of Directors | Akın KOZANOĞLU<br>Head of the Audit Committee | Aydın GÜNTER<br>Member of the Audit Committee | Zafer KURTUL<br>President | Balamir YENİ<br>Executive Vice President | Atıl ÖZUS<br>Senior Vice President |

Contact information of the personnel in charge of addressing questions to regarding this financial report.


Name-Surname / Title : Atıl ÖZUS / Senior Vice President
Phone No : (0 212) 270 00 44
Fax No : (0 212) 325 12 31

## SECTION ONE

General Information about the Bank



## SECTION TWO

Unconsolidated Financial Statements of the Bank



## SECTION THREE

Accounting Policies



## SECTION FOUR

Information Related to Financial Position of the Bank



## SECTION FIVE

Information and Disclosures Related to Unconsolidated Financial Statements



## SECTION SIX

Explanations on Independent Audit Report

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

# SECTION ONE
# GENERAL INFORMATION ABOUT THE BANK

## I. BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No. 3/6710 and authorized to perform all economic, financial and commercial activities allowed by the laws of the Turkish Republic. The status of the Bank has not changed since its foundation.

## II. EXPLANATION ABOUT THE BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADRs"). As of 31 December 2006, approximately 32% of the shares are publicly traded, including the ADRs (31 December 2005: 34%).

The major shareholder of the Bank, directly or indirectly, is Sabancı Group.

## III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE BANK THEY POSSESS:

| Title | Name | Responsibility | Education |
|---|---|---|---|
| **Chairman:** | Erol SABANCI | Chairman and Managing Director | Undergraduate |
| **Board of Directors:** | Akın KOZANOĞLU | Vice Chairman and Executive Director | Graduate |
| | Suzan SABANCI DİNÇER | Managing Director | Graduate |
| | Özen GÖKSEL | Managing Director | Undergraduate |
| | M. Hikmet BAYAR | Member | Undergraduate |
| | Aydın GÜNTER | Member | Undergraduate |
| | Yaman TÖRÜNER | Member | Undergraduate |
| | Zafer KURTUL | Member and CEO | Graduate |
| **President and CEO:** | Zafer KURTUL | Member and CEO | Graduate |
| **Director of Internal Audit:** | Erkut ULAŞ | Head of Internal Audit | Undergraduate |
| **Executive Vice Presidents** | Hayri ÇULHACI | Strategy and Corporate Communications | Graduate |
| | Zeki TUNCAY | Support Services | Undergraduate |
| | Nuri AKSOY | Loans | Undergraduate |
| | Eyüp ENGİN | International Banking | Undergraduate |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

| Title | Name | Responsibility | Education |
|---|---|---|---|
| **Executive Vice Presidents (Continued):** | Ziya AKKURT | Corporate Banking | Undergraduate |
| | Reşit TOYGAR | Treasury | Graduate |
| | M. Fikret ÖNDER | Private Banking | Graduate |
| | Balamir YENİ | Financial Coordination | Doctorate |
| | Sevilay ÖZSÖZ | Operations | Undergraduate |
| | S. Hakan BİNBAŞGİL | Retail Banking | Graduate |
| | Alpaslan ÖZLÜ | Information Technology | Graduate |
| | Esra BOZKURT | Human Resources | Undergraduate |
| | Ferda BESLİ | Commercial Banking | Undergraduate |
| **Internal Audit Committee:** | Akın KOZANOĞLU | Head of the Audit Committee | Graduate |
| | Aydın GÜNTER | Member of the Audit Committee | Undergraduate |
| **Auditors:** | Mevlüt AYDEMİR | Auditor | Undergraduate |
| | Nedim BOZFAKIOĞLU | Auditor | Undergraduate |

The shares of the above individuals are insignificant in the Bank.

## IV. INFORMATION ON SHAREHOLDER'S HAVING CONTROL SHARES:

| Name/Commercial Title | Share Amounts (Nominal) | Share Percentages | Paid-in Capital(Nominal) | Unpaid Portion |
|---|---|---|---|---|
| Hacı Ömer Sabancı Holding A.Ş. | 753.107 | 34,23 % | 753.107 | - |

As explained in Note IX.a of Section Five, as of 9 January 2007, Citigroup Inc. became a 20% shareholder of the Bank.

## V. EXPLANATION ON THE BANK'S SERVICE TYPE AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and Ak Emeklilik A.Ş. As of 31 December 2006, the Bank has 682 branches dispersed throughout the country and 1 branch operating abroad (31 December 2005: 658 branches and 2 branches operating abroad). As of 31 December 2006, the Bank employed 12.333 people (31 December 2005: 11.186).

AKBANK T.A.Ş.

# I. BALANCE SHEETS AS OF 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

| | ASSETS | Note (Section Five) | CURRENT PERIOD (31/12/2006) YTL | FC | Total | PRIOR PERIOD (31/12/2005) YTL | FC | Total |
|---|---|---|---|---|---|---|---|---|
| I. | CASH BALANCES WITH CENTRAL BANK | (I-a) | 1.494.827 | 3.047.940 | 4.542.767 | 2.982.118 | 1.797.381 | 4.779.499 |
| II. | FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net) | (I-b) | 53.184 | 6.556.392 | 6.609.576 | 33.570 | 6.483.473 | 6.517.043 |
| 2.1 | Trading Financial Assets | | 26.400 | 6.524.360 | 6.550.760 | 33.306 | 6.477.601 | 6.510.907 |
| 2.1.1 | Government Debt Securities | | 25.882 | 6.524.360 | 6.550.242 | 33.123 | 6.477.601 | 6.510.724 |
| 2.1.2 | Share Certificates | | 26 | - | 26 | 183 | - | 183 |
| 2.1.3 | Other Marketable Securities | | 492 | - | 492 | - | - | - |
| 2.2 | Financial Assets Designated at Fair Value through Profit or (Loss) | | - | - | - | - | - | - |
| 2.2.1 | Government Debt Securities | | - | - | - | - | - | - |
| 2.2.2 | Share Certificates | | - | - | - | - | - | - |
| 2.2.3 | Other Marketable Securities | | - | - | - | - | - | - |
| 2.3 | Trading Derivative Financial Assets | | 26.784 | 32.032 | 58.816 | 264 | 5.872 | 6.136 |
| III. | BANKS AND OTHER FINANCIAL INSTITUTIONS | (I-c) | 1.246 | 2.176.156 | 2.177.402 | 247.265 | 1.383.531 | 1.630.796 |
| IV. | MONEY MARKETS | | - | - | - | 400.300 | - | 400.300 |
| 4.1 | Interbank Money Market Placements | | - | - | - | 400.300 | - | 400.300 |
| 4.2 | Receivables from Istanbul Stock Exchange Money Market | | - | - | - | - | - | - |
| 4.3 | Receivables from Reverse Repurchase Agreements | | - | - | - | - | - | - |
| V. | AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net) | (I-d) | 11.036.984 | 2.720.067 | 13.757.051 | 12.026.517 | 3.007.374 | 15.033.891 |
| 5.1 | Share Certificates | | 5.468 | 126 | 5.594 | 63.595 | 113 | 63.708 |
| 5.2 | Government Debt Securities | | 11.031.516 | 2.719.941 | 13.751.457 | 11.962.922 | 3.007.261 | 14.970.183 |
| 5.3 | Other Marketable Securities | | - | - | - | - | - | - |
| VI. | LOANS | (I-e) | 19.707.807 | 8.629.134 | 28.336.941 | 14.862.706 | 7.503.028 | 22.365.734 |
| 6.1 | Loans | | 19.707.807 | 8.629.134 | 28.336.941 | 14.862.706 | 7.503.028 | 22.365.734 |
| 6.2 | Loans under Follow-up | | 564.306 | 29.265 | 593.571 | 336.192 | 20.961 | 357.153 |
| 6.3 | Specific Provisions (-) | | 564.306 | 29.265 | 593.571 | 336.192 | 20.961 | 357.153 |
| VII. | FACTORING RECEIVABLES | | - | - | - | - | - | - |
| VIII. | HELD-TO-MATURITY SECURITIES (Net) | (I-f) | - | - | - | 486.493 | - | 486.493 |
| 8.1 | Government Debt Securities | | - | - | - | 486.493 | - | 486.493 |
| 8.2 | Other Marketable Securities | | - | - | - | - | - | - |
| IX. | INVESTMENTS IN ASSOCIATES (Net) | (I-g) | - | - | - | 19.268 | - | 19.268 |
| 9.1 | Consolidated Based on Equity Method | | - | - | - | - | - | - |
| 9.2 | Unconsolidated | | - | - | - | 19.268 | - | 19.268 |
| 9.2.1 | Financial Investments in Associates | | - | - | - | 19.268 | - | 19.268 |
| 9.2.2 | Non-Financial Investments in Associates | | - | - | - | - | - | - |
| X. | SUBSIDIARIES (Net) | (I-h) | 220.673 | 705.688 | 926.361 | 209.763 | 246.226 | 455.989 |
| 10.1 | Financial Subsidiaries | | 220.673 | 705.688 | 926.361 | 209.763 | 246.226 | 455.989 |
| 10.2 | Non-Financial Subsidiaries | | - | - | - | - | - | - |
| XI. | JOINT VENTURES (Net) | | - | - | - | - | - | - |
| 11.1 | Consolidated Based on Equity Method | | - | - | - | - | - | - |
| 11.2 | Unconsolidated | | - | - | - | - | - | - |
| 11.2.1 | Financial Joint Ventures | | - | - | - | - | - | - |
| 11.2.2 | Non-Financial Joint Ventures | | - | - | - | - | - | - |
| XII. | FINANCIAL LEASE RECEIVABLES (Net) | | - | - | - | - | - | - |
| 12.1 | Financial Lease Receivables | | - | - | - | - | - | - |
| 12.2 | Operating Lease Receivables | | - | - | - | - | - | - |
| 12.3 | Other | | - | - | - | - | - | - |
| 12.4 | Unearned Income ( - ) | | - | - | - | - | - | - |
| XIII. | HEDGING DERIVATIVE FINANCIAL ASSETS | | - | - | - | - | - | - |
| 13.1 | Fair Value Hedge | | - | - | - | - | - | - |
| 13.2 | Cash Flow Hedge | | - | - | - | - | - | - |
| 13.3 | Foreign Net Investment Hedge | | - | - | - | - | - | - |
| XIV. | PROPERTY AND EQUIPMENT (Net) | (I-i) | 692.165 | 3.025 | 695.190 | 658.857 | 3.098 | 661.955 |
| XV. | INTANGIBLE ASSETS (Net) | (I-j) | 34.331 | - | 34.331 | 21.218 | - | 21.218 |
| 15.1 | Goodwill | | - | - | - | - | - | - |
| 15.2 | Other | | 34.331 | - | 34.331 | 21.218 | - | 21.218 |
| XVI. | TAX ASSET | | - | - | - | - | - | - |
| 16.1 | Current Tax Asset | | - | - | - | - | - | - |
| 16.2 | Deferred Tax Asset | (I-k) | - | - | - | - | - | - |
| XVII. | ASSETS HELD FOR RESALE (Net) | (I-l) | 2.324 | - | 2.324 | 1.417 | - | 1.417 |
| XVIII. | OTHER ASSETS | (I-m) | 90.212 | 100.435 | 190.647 | 60.282 | 15.914 | 76.196 |
| | TOTAL ASSETS | | 33.333.753 | 23.938.837 | 57.272.590 | 32.009.774 | 20.440.025 | 52.449.799 |

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

## I. BALANCE SHEETS AS OF 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

| | LIABILITIES | Note (Section Five) | CURRENT PERIOD (31/12/2006) | | | PRIOR PERIOD (31/12/2005) | | |
|---|---|---|---|---|---|---|---|---|
| | | | YTL | FC | Total | YTL | FC | Total |
| I. | **DEPOSITS** | (II-a) | **19.187.921** | **15.013.585** | **34.201.506** | **17.556.081** | **14.178.888** | **31.734.969** |
| II. | **TRADING DERIVATIVE FINANCIAL LIABILITIES** | (II-b) | **16.756** | **29.436** | **46.192** | **599** | **43.370** | **43.969** |
| III. | **BORROWINGS** | (II-c) | **122.463** | **9.087.006** | **9.209.469** | **83.480** | **7.246.393** | **7.329.873** |
| IV. | **MONEY MARKETS** | | **4.920.666** | - | **4.920.666** | **5.144.922** | **251.113** | **5.396.035** |
| 4.1 | Funds from Interbank Money Market | | - | - | - | - | - | - |
| 4.2 | Funds from Istanbul Stock Exchange Money Market | | - | - | - | - | - | - |
| 4.3 | Funds Provided Under Repurchase Agreements | | 4.920.666 | - | 4.920.666 | 5.144.922 | 251.113 | 5.396.035 |
| V. | **MARKETABLE SECURITIES ISSUED (Net)** | | - | - | - | - | - | - |
| 5.1 | Bills | | - | - | - | - | - | - |
| 5.2 | Asset Backed Securities | | - | - | - | - | - | - |
| 5.3 | Bonds | | - | - | - | - | - | - |
| VI. | **FUNDS** | | - | - | - | - | - | - |
| VII. | **MISCELLANEOUS PAYABLES** | | **762.359** | **17.208** | **779.567** | **632.665** | **20.444** | **653.109** |
| VIII. | **OTHER LIABILITIES** | (II-d) | **293.920** | **162.654** | **456.574** | **213.346** | **73.754** | **287.100** |
| IX. | **FACTORING PAYABLES** | | - | - | - | - | - | - |
| X. | **FINANCIAL LEASE PAYABLES (Net)** | (II-e) | **15.506** | **18.414** | **33.920** | - | **863** | **863** |
| 10.1 | Financial Lease Payables | | 19.758 | 21.386 | 41.144 | - | 898 | 898 |
| 10.2 | Operational Lease Payables | | - | - | - | - | - | - |
| 10.3 | Other | | - | - | - | - | - | - |
| 10.4 | Deferred Financial Lease Expenses ( - ) | | 4.252 | 2.972 | 7.224 | - | 35 | 35 |
| XI. | **HEDGING DERIVATIVE FINANCIAL LIABILITIES** | | - | - | - | - | - | - |
| 11.1 | Fair Value Hedge | | - | - | - | - | - | - |
| 11.2 | Cash Flow Hedge | | - | - | - | - | - | - |
| 11.3 | Foreign Net Investment Hedge | | - | - | - | - | - | - |
| XII. | **PROVISIONS** | (II-f) | **355.308** | **6.523** | **361.831** | **292.166** | **8.890** | **301.056** |
| 12.1 | General Loan Loss Provision | | 181.233 | - | 181.233 | 124.809 | - | 124.809 |
| 12.2 | Restructuring Provisions | | - | - | - | - | - | - |
| 12.3 | Reserve for Employee Rights | | 54.343 | - | 54.343 | 52.707 | - | 52.707 |
| 12.4 | Insurance Technical Provisions (Net) | | - | - | - | - | - | - |
| 12.5 | Other Provisions | | 119.732 | 6.523 | 126.255 | 114.650 | 8.890 | 123.540 |
| XIII. | **TAX LIABILITY** | (II-g) | **197.445** | **23** | **197.468** | **340.987** | **230** | **341.217** |
| 13.1 | Current Tax Liability | | 196.615 | 23 | 196.638 | 275.732 | 230 | 275.962 |
| 13.2 | Deferred Tax Liability | | 830 | - | 830 | 65.255 | - | 65.255 |
| XIV. | **PAYABLES FOR ASSET HELD FOR RESALE** | | - | - | - | - | - | - |
| XV. | **SUBORDINATED LOANS** | (II-h) | - | - | - | - | **4.159** | **4.159** |
| XVI. | **SHAREHOLDERS' EQUITY** | (II-i) | **7.049.051** | **16.346** | **7.065.397** | **6.356.621** | **828** | **6.357.449** |
| 16.1 | Paid-in capital | | 2.200.000 | - | 2.200.000 | 1.800.005 | - | 1.800.005 |
| 16.2 | Capital Reserves | | 2.055.460 | 16.346 | 2.071.806 | 2.647.097 | 26.633 | 2.673.730 |
| 16.2.1 | Share Premium | | - | - | - | - | - | - |
| 16.2.2 | Share Cancellation Profits | | - | - | - | - | - | - |
| 16.2.3 | Marketable Securities Value Increase Fund | (II-j) | (146.435) | 16.346 | (130.089) | 245.204 | 26.633 | 271.837 |
| 16.2.4 | Revaluation of Property and Equipment | | - | - | - | - | - | - |
| 16.2.5 | Revaluation of Intangible Fixed Assets | | - | - | - | - | - | - |
| 16.2.6 | Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures | | - | - | - | - | - | - |
| 16.2.7 | Hedging Funds (Effective portion) | | - | - | - | - | - | - |
| 16.2.8 | Value Increase of Assets Held for Resale | | - | - | - | - | - | - |
| 16.2.9 | Other Capital Reserves | | 2.201.895 | - | 2.201.895 | 2.401.893 | - | 2.401.893 |
| 16.3 | Profit Reserves | | 1.193.399 | - | 1.193.399 | 442.727 | (25.805) | 416.922 |
| 16.3.1 | Legal Reserves | | 377.280 | - | 377.280 | 255.315 | - | 255.315 |
| 16.3.2 | Status Reserves | | - | - | - | - | - | - |
| 16.3.3 | Extraordinary Reserves | | 791.791 | - | 791.791 | 187.412 | - | 187.412 |
| 16.3.4 | Other Profit Reserves | | 24.328 | - | 24.328 | - | (25.805) | (25.805) |
| 16.4 | Income or (Loss) | | 1.600.192 | - | 1.600.192 | 1.466.792 | - | 1.466.792 |
| 16.4.1 | Prior Years' Income or (Loss) | | - | - | - | - | - | - |
| 16.4.2 | Current Year Income or (Loss) | | 1.600.192 | - | 1.600.192 | 1.466.792 | - | 1.466.792 |
| | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | **32.921.395** | **24.351.195** | **57.272.590** | **30.620.867** | **21.828.932** | **52.449.799** |

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.
## II- INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

| | INCOME AND EXPENSE ITEMS | Note (Section Five) | CURRENT PERIOD (01/01-31/12/2006) | PRIOR PERIOD (01/01-31/12/2005) |
|---|---|---|---|---|
| I. | INTEREST INCOME | (III-a) | 6.586.848 | 5.306.708 |
| 1.1 | Interest on loans | (III-a-1) | 3.930.016 | 2.766.210 |
| 1.2 | Interest Received from Reserve Requirements | | 147.979 | 89.081 |
| 1.3 | Interest Received from Banks | (III-a-2) | 73.315 | 31.238 |
| 1.4 | Interest Received from Money Market Transactions | | 1.571 | 3.126 |
| 1.5 | Interest Received from Marketable Securities Portfolio | (III-a-3) | 2.431.024 | 2.415.708 |
| 1.5.1 | Trading Financial Assets | | 552.020 | 434.109 |
| 1.5.2 | Financial Assets at Fair Value Through Profit or (loss) | | - | - |
| 1.5.3 | Available-for-sale Financial Assets | | 1.859.136 | 1.937.914 |
| 1.5.4 | Held to maturity Investments | | 19.868 | 43.685 |
| 1.6 | Financial Lease Income | | - | - |
| 1.7 | Other Interest Income | | 2.943 | 1.345 |
| II. | INTEREST EXPENSE | (III-b) | 4.046.821 | 2.709.791 |
| 2.1 | Interest on Deposits | (III-b-3) | 3.177.288 | 2.106.677 |
| 2.3 | Interest on Funds Borrowed | (III-b-1) | 436.460 | 211.600 |
| 2.4 | Interest Expense on Money Market Transactions | | 428.358 | 389.128 |
| 2.5 | Interest on Securities Issued | | - | - |
| 2.6 | Other Interest Expenses | | 4.715 | 2.386 |
| III. | NET INTEREST INCOME (I + II) | | 2.540.027 | 2.596.917 |
| IV. | NET FEES AND COMMISSIONS INCOME | | 806.921 | 636.367 |
| 4.1 | Fees and Commissions Received | | 1.036.045 | 850.922 |
| 4.1.1 | Cash Loans | | 75.114 | 80.864 |
| 4.1.2 | Non-cash Loans | | 42.036 | 34.374 |
| 4.1.3 | Other | | 918.895 | 735.684 |
| 4.2 | Fees and Commissions Paid | | 229.124 | 214.555 |
| 4.2.1 | Cash Loans | | 35.760 | 24.260 |
| 4.2.2 | Non-cash Loans | | 149 | 303 |
| 4.2.3 | Other | | 193.215 | 189.992 |
| V. | DIVIDEND INCOME | (III-c) | 76.145 | 50.344 |
| VI. | TRADING INCOME/(LOSS) (Net) | (III-d) | 56.641 | 262.587 |
| 6.1 | Trading Gains / (Losses) on Securities | | 147.021 | 188.805 |
| 6.2 | Foreign Exchange Gains / (Losses) | | (90.380) | 73.782 |
| VII. | OTHER OPERATING INCOME | (III-e) | 464.988 | 243.226 |
| VIII. | TOTAL OPERATING INCOME (III+IV+V+VI+VII) | | 3.944.722 | 3.789.441 |
| IX. | PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-) | (III-f) | 430.881 | 347.935 |
| X. | OTHER OPERATING EXPENSES (-) | (III-g) | 1.577.279 | 1.330.004 |
| XI. | NET OPERATING INCOME/(LOSS) (VIII-IX-X) | | 1.936.562 | 2.111.502 |
| XII. | EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER | | - | - |
| XIII. | INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES CONSOLIDATED BASED ON EQUITY METHOD | | - | - |
| XIV. | INCOME/(LOSS) ON NET MONETARY POSITION | | - | - |
| XV. | INCOME/(LOSS) BEFORE INCOME TAXES (XI+XII+XIII+XIV+XV) | (III-h) | 1.936.562 | 2.111.502 |
| XVI. | PROVISION FOR INCOME TAXES (±) | (III-i) | 336.370 | 644.710 |
| 16.1 | Current Tax Provision | | 351.948 | 648.952 |
| 16.2 | Deferred Tax Provision | | (15.578) | (4.242) |
| XVII. | OPERATING INCOME/(LOSS) AFTER TAXES | | 1.600.192 | 1.466.792 |
| 17.1 | Discontinued Operations | | - | - |
| 17.2 | Other | | 1.600.192 | 1.466.792 |
| XVIII. | NET INCOME/(LOSS) (XV+XVI) | | 1.600.192 | 1.466.792 |
| 18.1 | Income/(Loss) from the Group | | 1.600.192 | 1.466.792 |
| 18.2 | Income/(Loss) from Minority Rights | | - | - |
| | Earnings/(Loss) per share (in YTL full) | | 0,00727 | 0,00667 |

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

## III. OFF-BALANCE SHEET COMMITMENTS AT 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

| | | Note | CURRENT PERIOD (31/12/2006) | | | PRIOR PERIOD (31/12/2005) | | |
|---|---|---|---|---|---|---|---|---|
| | | (Section Five) | YTL | FC | Total | YTL | FC | Total |
| A. OFF-BALANCE SHEET COMMITMENTS (I+II+III) | | | 11.641.998 | 8.354.760 | 19.996.758 | 7.903.414 | 8.333.955 | 16.237.369 |
| I. | GUARANTEES AND WARRANTIES | (IV-a-2, 3) | 2.115.411 | 1.803.732 | 3.919.143 | 1.635.650 | 1.912.553 | 3.548.203 |
| 1.1. | Letters of Guarantee | | 2.072.302 | 921.047 | 2.993.349 | 1.594.744 | 1.003.407 | 2.598.151 |
| 1.1.1. | Guarantees Subject to State Tender Law | | 265.749 | 112.395 | 378.144 | 276.728 | 97.746 | 374.474 |
| 1.1.2. | Guarantees Given for Foreign Trade Operations | | - | 327.265 | 327.265 | - | 445.309 | 445.309 |
| 1.1.3. | Other Letters of Guarantee | | 1.806.553 | 481.387 | 2.287.940 | 1.318.016 | 460.352 | 1.778.368 |
| 1.2. | Bank Acceptances | | 15 | 60.799 | 60.814 | 15 | 49.388 | 49.403 |
| 1.2.1. | Import Letter of Acceptance | | 15 | 60.799 | 60.814 | 15 | 49.388 | 49.403 |
| 1.2.2. | Other Bank Acceptances | | - | - | - | - | - | - |
| 1.3. | Letters of Credit | | 162 | 773.003 | 773.165 | 102 | 856.122 | 856.224 |
| 1.3.1. | Documentary Letters of Credit | | 162 | 706.490 | 706.652 | 102 | 835.666 | 835.768 |
| 1.3.2. | Other Letters of Credit | | - | 66.513 | 66.513 | - | 20.456 | 20.456 |
| 1.4. | Prefinancing Given as Guarantee | | - | - | - | - | - | - |
| 1.5. | Endorsements | | - | - | - | - | - | - |
| 1.5.1. | Endorsements to the Central Bank of the Republic of Turkey | | - | - | - | - | - | - |
| 1.5.2. | Other Endorsements | | - | - | - | - | - | - |
| 1.6. | Securities Issue Purchase Guarantees | | - | - | - | - | - | - |
| 1.7. | Factoring Guarantees | | - | - | - | - | - | - |
| 1.8. | Other Guarantees | | 25.882 | 38.475 | 64.357 | 23.197 | 2.752 | 25.949 |
| 1.9. | Other Collaterals | | 17.050 | 10.408 | 27.458 | 17.592 | 884 | 18.476 |
| II. | COMMITMENTS | (IV-a-1) | 6.884.832 | 725.569 | 7.610.401 | 5.856.870 | 374.198 | 6.231.068 |
| 2.1. | Irrevocable Commitments | | 6.884.832 | 725.569 | 7.610.401 | 5.856.870 | 374.198 | 6.231.068 |
| 2.1.1. | Asset Purchase Commitments | | 1.000 | 26.617 | 27.617 | - | 18.567 | 18.567 |
| 2.1.2. | Deposit Purchase and Sales Commitments | | - | - | - | - | - | - |
| 2.1.3. | Share Capital Commitments to Associates and Subsidiaries | | - | - | - | - | - | - |
| 2.1.4. | Loan Granting Commitments | | - | - | - | - | - | - |
| 2.1.5. | Securities Issue Brokerage Commitments | | - | - | - | - | - | - |
| 2.1.6. | Commitments for Reserve Deposit Requirements | | - | - | - | - | - | - |
| 2.1.7. | Commitments for Cheques | | 1.599.262 | - | 1.599.262 | 1.390.545 | - | 1.390.545 |
| 2.1.8. | Tax and Fund Liabilities from Export Commitments | | - | - | - | - | - | - |
| 2.1.9. | Commitments for Credit Card Limits | | 5.233.690 | 271.785 | 5.505.475 | 4.443.352 | 355.631 | 4.798.983 |
| 2.1.10. | Receivables from Short Sale Commitments of Marketable Securities | | - | - | - | - | - | - |
| 2.1.11. | Payables for Short Sale Commitments of Marketable Securities | | - | - | - | - | - | - |
| 2.1.12. | Other Irrevocable Commitments | | 50.880 | 427.167 | 478.047 | 22.973 | - | 22.973 |
| 2.2. | Revocable Commitments | | - | - | - | - | - | - |
| 2.2.1. | Revocable Loan Granting Commitments | | - | - | - | - | - | - |
| 2.2.2. | Other Revocable Commitments | | - | - | - | - | - | - |
| III. | DERIVATIVE FINANCIAL INSTRUMENTS | (IV-b) | 2.641.755 | 5.825.459 | 8.467.214 | 410.894 | 6.047.204 | 6.458.098 |
| 3.1 | Hedging Derivative Financial Instruments | | - | - | - | - | - | - |
| 3.1.1 | Transactions for Fair Value Hedge | | - | - | - | - | - | - |
| 3.1.2 | Transactions for Cash Flow Hedge | | - | - | - | - | - | - |
| 3.1.3 | Transactions for Foreign Net Investment Hedge | | - | - | - | - | - | - |
| 3.2 | Trading Transactions | | 2.641.755 | 5.825.459 | 8.467.214 | 410.894 | 6.047.204 | 6.458.098 |
| 3.2.1 | Forward Foreign Currency Buy/Sell Transactions | | 302.672 | 469.437 | 772.109 | 28.272 | 255.583 | 283.855 |
| 3.2.1.1 | Forward Foreign Currency Transactions-Buy | | 131.215 | 231.703 | 362.918 | 410 | 141.240 | 141.650 |
| 3.2.1.2 | Forward Foreign Currency Transactions-Sell | | 171.457 | 237.734 | 409.191 | 27.862 | 114.343 | 142.205 |
| 3.2.2 | Swap Transactions Related to Foreign Currency and Interest Rates | | 2.101.000 | 4.877.754 | 6.978.754 | - | 5.205.761 | 5.205.761 |
| 3.2.2.1 | Foreign Currency Swap-Buy | | - | 1.769.135 | 1.769.135 | - | 2.183.570 | 2.183.570 |
| 3.2.2.2 | Foreign Currency Swap-Sell | | 1.000 | 1.762.647 | 1.763.647 | - | 2.208.811 | 2.208.811 |
| 3.2.2.3 | Interest Rate Swap-Buy | | 1.050.000 | 672.986 | 1.722.986 | - | 406.690 | 406.690 |
| 3.2.2.4 | Interest Rate Swap-Sell | | 1.050.000 | 672.986 | 1.722.986 | - | 406.690 | 406.690 |
| 3.2.3 | Foreign Currency, Interest rate and Securities Options | | 135.952 | 189.349 | 325.301 | 373.981 | 437.392 | 811.373 |
| 3.2.3.1 | Foreign Currency Options-Buy | | 68.774 | 93.948 | 162.722 | 188.407 | 218.690 | 407.097 |
| 3.2.3.2 | Foreign Currency Options-Sell | | 67.178 | 95.401 | 162.579 | 185.574 | 218.702 | 404.276 |
| 3.2.3.3 | Interest Rate Options-Buy | | - | - | - | - | - | - |
| 3.2.3.4 | Interest Rate Options-Sell | | - | - | - | - | - | - |
| 3.2.3.5 | Securities Options-Buy | | - | - | - | - | - | - |
| 3.2.3.6 | Securities Options-Sell | | - | - | - | - | - | - |
| 3.2.4 | Foreign Currency Futures | | 37.951 | 36.062 | 74.013 | - | - | - |
| 3.2.4.1 | Foreign Currency Futures-Buy | | 37.951 | - | 37.951 | - | - | - |
| 3.2.4.2 | Foreign Currency Futures-Sell | | - | 36.062 | 36.062 | - | - | - |
| 3.2.5 | Interest Rate Futures | | - | - | - | - | - | - |
| 3.2.5.1 | Interest Rate Futures-Buy | | - | - | - | - | - | - |
| 3.2.5.2 | Interest Rate Futures-Sell | | - | - | - | - | - | - |
| 3.2.6 | Other | | 64.180 | 252.857 | 317.037 | 8.641 | 148.468 | 157.109 |
| B. CUSTODY AND PLEDGES RECEIVED (IV+V+VI) | | | 31.331.883 | 7.492.802 | 38.824.685 | 32.086.697 | 8.058.495 | 40.145.192 |
| IV. | ITEMS HELD IN CUSTODY | | 13.056.096 | 2.118.872 | 15.174.968 | 16.013.094 | 2.518.346 | 18.531.440 |
| 4.1. | Customer Fund and Portfolio Balances | | - | - | - | - | - | - |
| 4.2. | Investment Securities Held in Custody | | 9.082.679 | 833.027 | 9.915.706 | 8.766.097 | 1.923.429 | 10.689.526 |
| 4.3. | Cheques Received for Collection | | 1.649.016 | 28.667 | 1.677.683 | 3.744.014 | 26.254 | 3.770.268 |
| 4.4. | Commercial Notes Received for Collection | | 858.797 | 472.319 | 1.331.116 | 563.742 | 315.026 | 878.768 |
| 4.5. | Other Assets Received for Collection | | - | 241 | 241 | - | 234 | 234 |
| 4.6. | Assets Received for Public Offering | | - | - | - | - | - | - |
| 4.7. | Other Items Under Custody | | 1.465.604 | 783.329 | 2.248.933 | 2.939.241 | 199.090 | 3.138.331 |
| 4.8. | Custodians | | - | 1.289 | 1.289 | - | 54.313 | 54.313 |
| V. | PLEDGES RECEIVED | | 18.275.787 | 5.373.930 | 23.649.717 | 16.073.603 | 5.540.149 | 21.613.752 |
| 5.1. | Marketable Securities | | 1.283.227 | 1.265.985 | 2.549.212 | 5.089.230 | 145.349 | 5.234.579 |
| 5.2. | Guarantee Notes | | 915.954 | 144.071 | 1.060.025 | 610.768 | 136.618 | 747.386 |
| 5.3. | Commodity | | 394 | 75.689 | 76.083 | 481 | 12.210 | 12.691 |
| 5.4. | Warranty | | - | - | - | - | - | - |
| 5.5. | Immovable | | 8.482.761 | 2.642.335 | 11.125.096 | 5.003.726 | 918.141 | 5.921.867 |
| 5.6. | Other Pledged Items | | 7.593.451 | 1.245.850 | 8.839.301 | 5.369.398 | 4.327.831 | 9.697.229 |
| 5.7. | Pledged Items-Depository | | - | - | - | - | - | - |
| VI. | ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES | | - | - | - | - | - | - |
| | TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B) | | 42.973.881 | 15.847.562 | 58.821.443 | 39.990.111 | 16.392.450 | 56.382.561 |

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

IV. STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

| | | Note (Section Five) | Paid-in Capital | Adjustment to Share Capital | Share Premiums | Share Cancellation Profits | Legal Reserves | Status Reserves | Extraordinary Reserves | Other Reserves | Current Period Net Income (Loss) | Prior Period Net Income (Loss) | Revaluation Fund | Revaluation Differences | Marketable Securities Value Increase Fund | Total Equity Except from Minority Rights | Minority Rights | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **PRIOR PERIOD (31/12/2005)** | | | | | | | | | | | | | | | | | |
| I. | Period Opening Balance | | 1.500.000 | 2.551.893 | - | - | 160.977 | - | 913.760 | - | 1.020.528 | - | 5.314 | - | 74.519 | 6.226.991 | - | 6.226.991 |
| II. | Changes in Accounting Policies according to TAS 8 | | - | - | - | - | - | - | (14.283) | - | - | - | (5.314) | - | 32.605 | 13.008 | - | 13.008 |
| 2.1 | Effects of errors | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 2.2 | Effects of the Changes in Accounting Policies | | - | - | - | - | - | - | (14.283) | - | - | - | (5.314) | - | 32.605 | 13.008 | - | 13.008 |
| III. | New Balance (I+II) | | 1.500.000 | 2.551.893 | - | - | 160.977 | - | 899.477 | - | 1.020.528 | - | - | - | 107.124 | 6.239.999 | - | 6.239.999 |
| | Changes in the period | | | | | | | | | | | | | | | | | |
| IV. | Increase/Decrease due to the Merger | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| V. | Available-for-sale Investments | | - | - | - | - | - | - | - | - | - | - | - | - | 164.713 | 164.713 | - | 164.713 |
| VI. | Hedging transactions | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 6.1 | Cash Flow Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 6.2 | Foreign Investment Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VII. | Foreign Currency Difference | | - | - | - | - | - | - | - | (25.805) | - | - | - | - | - | (25.805) | - | (25.805) |
| VIII. | Other | | - | - | - | - | - | - | 5 | - | - | - | - | - | - | 5 | - | 5 |
| | Transferred Amounts | | | | | | | | | | | | | | | | | |
| IX. | Available-for-sale Investments | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| X. | Hedging transactions | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 10.1 | Cash Flow Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 10.2 | Foreign Investment Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XI. | Net Current Period Income/(Loss) | | - | - | - | - | - | - | - | - | 1.466.792 | - | - | - | - | 1.466.792 | - | 1.466.792 |
| XII. | Profit Distribution | | - | - | - | - | 94.334 | - | (562.065) | - | (1.020.528) | - | - | - | - | (1.488.255) | - | (1.488.255) |
| 11.1 | Dividends Paid | | - | - | - | - | - | - | - | - | (464.812) | - | - | - | - | (464.812) | - | (464.812) |
| 12.2 | Transfers to Reserves | | - | - | - | - | 94.334 | - | 461.378 | - | (555.716) | - | - | - | - | - | - | - |
| 12.3 | Other | | - | - | - | - | - | - | (1.023.443) | - | - | - | - | - | - | (1.023.443) | - | (1.023.443) |
| XIII. | Capital Increase | | 300.005 | (150.000) | - | - | - | - | (150.005) | - | - | - | - | - | - | - | - | - |
| 13.1 | Cash | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 13.2 | Value increase due to revaluation of property and equipment | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 13.3 | Investments in associates, subsidiaries and joint ventures bonus shares obtained | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 13.4 | Marketable securities value increase fund | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 13.5 | Adjustment to share capital | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 13.6 | Share Premium | | 300.000 | (150.000) | - | - | - | - | (150.000) | - | - | - | - | - | - | - | - | - |
| 13.7 | Foreign Currency Difference | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 13.8 | Other | | 5 | - | - | - | - | - | (5) | - | - | - | - | - | - | - | - | - |
| XIV. | Changes due to the disposal of assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XV. | Changes due to the reclassification of assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVI. | Primary subordinated borrowings | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVII. | Secondary subordinated borrowings | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVIII. | Effects of changes in equity of investments in associates | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| | Period End Balance (III to XVIII) | | 1.800.005 | 2.401.893 | - | - | 255.315 | - | 187.412 | (25.805) | 1.466.792 | - | - | - | 271.837 | 6.357.449 | - | 6.357.449 |
| | **CURRENT PERIOD (31/12/2006)** | | | | | | | | | | | | | | | | | |
| I. | Prior Period End Balance | | 1.800.005 | 2.401.893 | - | - | 255.315 | - | 187.412 | (25.805) | 1.466.792 | - | - | - | 271.837 | 6.357.449 | - | 6.357.449 |
| | Changes in the period | | | | | | | | | | | | | | | | | |
| II. | Increase/Decrease due to the Merger (**) | | | | | | | | | | | | | | | | | - |
| III. | Investments in Associates, Subsidiaries and Available-for-Sale Investments | (II-j), (V-d) | - | - | - | - | - | - | - | - | - | - | - | - | (401.926) | (401.926) | - | (401.926) |
| IV. | Hedging transactions | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 4.1 | Cash flow Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 4.2 | Foreign Investment Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| V. | Foreign Currency Difference | (V-c) | - | - | - | - | - | - | - | 50.133 | - | - | - | - | - | 50.133 | - | 50.133 |
| VI. | Gains from Sale of Associates and Subsidiaries | | - | - | - | - | - | - | (117.516) | - | - | - | 117.516 | - | - | - | - | - |
| | Transferred Amounts | | | | | | | | | | | | | | | | | |
| VII. | Available-for-Sale Investments | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VIII. | Hedging from risky transactions | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 8.1 | Cash Flow Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 8.2 | Foreign Investment Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| IX. | Net Current Period Income | | - | - | - | - | - | - | - | - | 1.600.192 | - | - | - | - | 1.600.192 | - | 1.600.192 |
| X | Profit Distribution | (V-b) | - | - | - | - | 121.965 | - | 804.376 | - | (1.466.792) | - | - | - | - | (540.451) | - | (540.451) |
| 10.1 | Dividends Paid | | - | - | - | - | - | - | - | - | (540.451) | - | - | - | - | (540.451) | - | (540.451) |
| 10.2 | Transfers to Reserves | | - | - | - | - | 121.965 | - | 804.376 | - | (926.341) | - | - | - | - | - | - | - |
| 10.3 | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XI. | Capital Increase | | 399.995 | (199.998) | - | - | - | - | (82.481) | - | - | - | (117.516) | - | - | - | - | - |
| 11.1 | Cash | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 11.2 | Value increase due to revaluation of the Plant and Equipment | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 11.3 | Investments in associates, subsidiaries and joint ventures bonus shares obtained | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 11.4 | Marketable securities value increase fund | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 11.5 | Adjustment to share capital | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 11.6 | Share Premium | | 399.995 | (199.998) | - | - | - | - | (82.481) | - | - | - | (117.516) | - | - | - | - | - |
| 11.7 | Foreign Currency Difference | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 11.8 | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XII. | Changes due to the disposal of assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XIII. | Changes due to the reclassification of the assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XIV. | Primary subordinated borrowings | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XV. | Secondary subordinated borrowings | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVI. | Effects of changes in equity of investments in associates | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| | Period End Balance (I to XVI) | | 2.200.000 | 2.201.895 | - | - | 377.280 | - | 791.791 | 24.328 | 1.600.192 | - | - | - | (130.089) | 7.065.397 | - | 7.065.397 |

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

## V. STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

| | | Note (Section Five) | CURRENT PERIOD (31/12/2006) | PRIOR PERIOD (31/12/2005) |
|---|---|---|---|---|
| **A.** | **CASH FLOWS FROM BANKING OPERATIONS** | | | |
| 1.1 | Operating Profit before changes in operating assets and liabilities | | 2.147.618 | 2.209.123 |
| 1.1.1 | Interest received | | 6.665.320 | 5.175.045 |
| 1.1.2 | Interest paid | | (4.045.749) | (2.490.252) |
| 1.1.3 | Dividend received | | 76.145 | 50.344 |
| 1.1.4 | Fees and commissions received | | 1.036.045 | 850.922 |
| 1.1.5 | Other income | | 147.021 | 188.805 |
| 1.1.6 | Collections from previously written-off loans and other receivables | | 221.467 | 121.391 |
| 1.1.7 | Payments to personnel and service suppliers | | (549.848) | (421.738) |
| 1.1.8 | Taxes paid | | (374.436) | (623.830) |
| 1.1.9 | Other | | (1.028.347) | (641.564) |
| 1.2 | Changes in operating assets and liabilities | | (826.658) | 2.715.211 |
| 1.2.1 | Net decrease in trading securities | | 52.680 | (205.661) |
| 1.2.2 | Net (increase) / decrease in fair value through profit/(loss) financial assets | | 27.091 | (2.604.137) |
| 1.2.3 | Net (increase) / decrease in due from banks and other financial institutions | | 1.242.305 | (1.949.125) |
| 1.2.4 | Net (increase) / decrease in loans | | (6.215.878) | (9.514.884) |
| 1.2.5 | Net (increase) / decrease in other assets | | (120.171) | (11.440) |
| 1.2.6 | Net increase / (decrease) in bank deposits | | (919.487) | 1.648.633 |
| 1.2.7 | Net increase / (decrease) in other deposits | | 3.403.082 | 9.883.919 |
| 1.2.8 | Net increase / (decrease) in funds borrowed | | 1.395.076 | 5.552.002 |
| 1.2.9 | Net increase / (decrease) in payables | | - | - |
| 1.2.10 | Net increase / (decrease) in other liabilities | | 308.644 | (84.096) |
| I. | Net cash provided from banking operations | | 1.320.960 | 4.924.334 |
| **B.** | **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| II. | Net cash provided from investing activities | | 323.549 | (2.546.858) |
| 2.1 | Cash paid for acquisition of investments, associates and subsidiaries | | (369.372) | (177.580) |
| 2.2 | Cash obtained from disposal of investments, associates and subsidiaries | | 26.958 | 6 |
| 2.3 | Purchases of property and equipment | | (223.117) | (101.916) |
| 2.4 | Disposals of property and equipments | | 68.949 | 9.692 |
| 2.5 | Cash paid for purchase of investments available-for-sale | | - | (2.277.060) |
| 2.6 | Cash obtained from sale of investments available-for-sale | | 497.749 | - |
| 2.7 | Cash paid for purchase of investment securities | | - | - |
| 2.8 | Cash obtained from sale of investment securities | | 322.382 | - |
| 2.9 | Other | | - | - |
| **C.** | **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| III. | Net cash provided from financing activities | | (507.394) | (1.492.888) |
| 3.1 | Cash obtained from funds borrowed and securities issued | | - | - |
| 3.2 | Cash used for repayment of funds borrowed and securities issued | | - | - |
| 3.3 | Issued capital instruments | | - | - |
| 3.4 | Dividends paid | | (540.451) | (464.812) |
| 3.5 | Payments for finance leases | | (1.613) | (4.633) |
| 3.6 | Other | | 34.670 | (1.023.443) |
| IV. | Effect of change in foreign exchange rate on cash and cash equivalents | | - | - |
| V. | Net increase in cash and cash equivalents | | 1.137.115 | 884.588 |
| VI. | Cash and cash equivalents at beginning of the year | (VI-a) | 2.827.788 | 1.943.200 |
| VII. | Cash and cash equivalents at end of the year | (VI-a) | 3.964.903 | 2.827.788 |

The accompanying explanations and notes form an integral part of these financial statements

AKBANK T.A.Ş.

VI. PROFIT APPROPRIATION STATEMENT

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

| | | CURRENT PERIOD (31/12/2006) | PRIOR PERIOD (31/12/2005) |
|---|---|---|---|
| **I.** | **DISTRIBUTION OF CURRENT YEAR INCOME** | | |
| 1.1 | CURRENT YEAR INCOME | 1.936.562 | 2.111.502 |
| 1.2 | TAXES AND DUTIES PAYABLE (-) | 336.370 | 644.710 |
| 1.2.1 | Corporate Tax (Income tax) | 336.370 | 644.710 |
| 1.2.2 | Income withholding tax | - | - |
| 1.2.3 | Other taxes and duties | - | - |
| **A.** | **NET INCOME FOR THE YEAR (1.1-1.2)** | **1.600.192** | **1.466.792** |
| 1.3 | PRIOR YEAR LOSSES (-) | - | - |
| 1.4 | FIRST LEGAL RESERVES (-) | - | 71.915 |
| 1.5 | OTHER STATUTORY RESERVES (-) | - | - |
| **B.** | **NET INCOME AVAILABLE FOR DISTRIBUTION [(A+(1.3+1.4+1.5)]** | **1.600.192** | **1.394.877** |
| 1.6 | FIRST DIVIDEND TO SHAREHOLDERS (-) | - | 90.000 |
| 1.6.1 | To Owners of Ordinary Shares | - | 90.000 |
| 1.6.2 | To Owners of Privileged Shares | - | - |
| 1.6.3 | To Owners of Preferred Shares | - | - |
| 1.6.4 | To Profit Sharing Bonds | - | - |
| 1.6.5 | To Holders of Profit and (Loss) Sharing Certificates | - | - |
| 1.7 | DIVIDENDS TO PERSONNEL (-) | - | - |
| 1.8 | DIVIDENDS TO BOARD OF DIRECTORS (-) | - | 450 |
| 1.9 | SECOND DIVIDEND TO SHAREHOLDERS (-) | - | 450.001 |
| 1.9.1 | To Owners of Ordinary Shares | - | 450.001 |
| 1.9.2 | To Owners of Privileged Shares | - | - |
| 1.9.3 | To Owners of Preferred Shares | - | - |
| 1.9.4 | To Profit Sharing Bonds | - | - |
| 1.9.5 | To Holders of Profit and (Loss) Sharing Certificates | - | - |
| 1.10 | SECOND LEGAL RESERVES (-) | - | 50.050 |
| 1.11 | STATUTORY RESERVES (-) | - | - |
| 1.12 | EXTRAORDINARY RESERVES | - | 804.376 |
| 1.13 | OTHER RESERVES | - | - |
| 1.14 | SPECIAL FUNDS | - | - |
| **II.** | **DISTRIBUTION OF RESERVES** | | |
| 2.1 | APPROPRIATED RESERVES | - | - |
| 2.2 | SECOND LEGAL RESERVES (-) | - | - |
| 2.3 | DIVIDENDS TO SHAREHOLDERS (-) | - | - |
| 2.3.1 | To owners of ordinary shares | - | - |
| 2.3.2 | To owners of privileged shares | - | - |
| 2.3.3 | To owners of preferred shares | - | - |
| 2.3.4 | To profit sharing bonds | - | - |
| 2.3.5 | To holders of profit and (loss) sharing certificates | - | - |
| 2.4 | DIVIDENDS TO PERSONNEL (-) | - | - |
| 2.5 | DIVIDENDS TO BOARD OF DIRECTORS (-) | - | - |
| **III.** | **EARNINGS PER SHARE (*)** | | |
| 3.1 | TO OWNERS OF ORDINARY SHARES | 0,007 | 0,007 |
| 3.2 | TO OWNERS OF ORDINARY SHARES ( % ) | 0,7 | 0,7 |
| 3.3 | TO OWNERS OF PRIVILEGED SHARES | - | - |
| 3.4 | TO OWNERS OF PRIVILEGED SHARES ( % ) | - | - |
| **IV.** | **DIVIDEND PER SHARE** | | |
| 4.1 | TO OWNERS OF ORDINARY SHARES | - | - |
| 4.2 | TO OWNERS OF ORDINARY SHARES ( % ) | - | - |
| 4.3 | TO OWNERS OF PRIVILEGED SHARES | - | - |
| 4.4 | TO OWNERS OF PRIVILEGED SHARES ( % ) | - | - |

(*) Amounts are expressed in YTL.

NOTE: Authorised body for profit appropriation of the current period is the General Assemby. On the preparation date of these financial statements, yearly ordinary meeting of the General Assembly has not been held yet.

The accompanying explanations and notes form an integral part of these financial statements

# SECTION THREE
# ACCOUNTING POLICIES

## I. BASIS OF PRESENTATION

**a. The preparation of the financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:**

The unconsolidated financial statements are prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No. 26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them. The Bank maintains its books in Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The unconsolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of unconsolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

**b. Explanation for convenience translation into English:**

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these unconsolidated financial statements. Accordingly, these unconsolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

**c. Explanations on first-time adoption of TAS:**

The Bank has prepared its financial statements in accordance with TAS as of 31 December 2006 for the first time. According to the "Turkish Financial Reporting Standard Regarding the First-time Adoption of Turkish Financial Reporting Standards" ("TFRS 1") the effects of adoption of TAS are also reflected to the comparatives of these financial statements as of 31 December 2005 by adjusting the opening balance sheet as of 1 January 2005. Accordingly; the effects of related adjustments are accounted in "Shareholders' Equity" under "Extraordinary Reserves" account.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. BASIS OF PRESENTATION (CONTINUED):

1. Reconciliation of the net income reported under previous accounting principles in the latest annual financial statements to profit under TAS for the same period:

| | 31 December 2005 |
|---|---|
| Net Income Reported Before the Adoption of TAS | 1.438.294 |
| *Reserve for Employee Rights* | *(4.100)* |
| *Financial Assets Valuation Differences* | *7.628* |
| *Immovable and Investment Sale Profits* | *3.747* |
| *Foreign Currency Differences of Foreign Investment in Associates and Subsidiaries* | *25.805* |
| *Deferred Tax Effect* | *(4.582)* |
| Total Effect on Profit Before the adoption of TAS | 28.498 |
| Net Income After the Adoption of TAS | 1.466.792 |

2. Reconciliation of shareholders' equity reported under previous accounting principles to shareholders' equity under TAS:

| | 31 December 2005 | 1 January 2005 |
|---|---|---|
| Shareholders' Equity Before the Adoption of TAS | 6.353.219 | 6.226.991 |
| *Reserve for Employee Rights* | *(36.360)* | *(32.260)* |
| *Financial Assets at Fair Value Through Profit or Loss Valuation Differences* | *33.105* | *25.477* |
| *Available-for-Sale Financial Assets Valuation Differences* | *24.881* | *32.605* |
| *Deferred Tax Effect* | *(17.396)* | *(12.814)* |
| Total Effect on Shareholder's Equity Before the Adoption of TAS | 4.230 | 13.008 |
| Shareholders' Equity After TAS | 6.357.449 | 6.239.999 |

3. There are no significant changes in the cash flow statements reported in the financial statements for the year ended 31 December 2005 prepared in accordance with accounting principles before the adoption of TAS.

**d. Accounting policies and valuation principles applied in the presentation of financial statements:**

The accounting policies and valuation principles applied in the preparation of financial statements are determined and applied in accordance with the TAS. These accounting policies and valuation principles are explained in Notes II through XXVII below.

**e. Preparation of financial statements based on the current purchasing power of Turkish lira:**

The Bank's financial statements were subjected to inflation adjustment according to "Turkish Accounting Standards for Financial Reporting in Hyperinflationary Economies" ("TAS 29") until 31 December 2004. BRSA announced that the inflation accounting application in the Turkish banking sector had been terminated in the preparation of the financial statements based on a decree published as of 28 April 2005 with the reason that the indicators for inflation accounting had been disappeared as of 1 January 2005.

## II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS:

The Bank's core business activities include retail banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Bank follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

For covering foreign currency exposures arising from the foreign currency transactions, the Bank uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Foreign currency denominated subsidiaries, which are non-monetary assets carried at historical cost, are translated into Turkish Lira with the foreign exchange rates prevailing at the balance sheet date and related foreign exchange differences are accounted in the shareholders' equity under "Other profit reserves."

Foreign currency denominated balances are translated into Turkish Lira by using the exchange rates of YTL1,415, YTL1,8638, and YTL1,1897 for USD, EUR, and Yen, respectively.

## III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

As of 31 December 2006 and 2005 the Bank has no investments in associates.

Subsidiaries are entities which are controlled by the Bank. Subsidiaries are accounted in accordance with the "Turkish Accounting Standard on Financial Instruments: Recognition and Measurement" ("TAS 39") in the unconsolidated financial statements. Subsidiaries that have a quoted market price in an active market and whose fair value can be reliably measured are carried at fair value. Subsidiaries that do not have a quoted market price in an active market and whose fair value can not be reliably measured are carried at cost less provision for impairment.

## IV. EXPLANATIONS ON FORWARD TRANSACTIONS, OPTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Bank are currency and interest rate swaps, currency options and currency forwards. The Bank has no embedded derivatives.

The Bank classifies its derivative instruments as "held-for-hedging" or "held-for-trading" in accordance with TAS 39. Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives held-for-trading.

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

## V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Bank ceases accruing interest income on non-performing loans and any interest income accruals from such loans are being reversed and no income accounted until the collection is made according to the related regulation.

## VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES:

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission incomes and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commissions expenses paid to other financial institutions are recognized as operational costs and recorded by using the effective interest method. Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

## VII. EXPLANATIONS ON FINANCIAL ASSETS:

The Bank categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of holding the investment.

## VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

### a. Financial Assets At Fair Value Through Profit or Loss

This category has two sub-categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition."

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealer's margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. Accounting of derivative financial assets is explained in Note IV of Section Three.

The Bank has no financial assets designated as financial assets at fair value through profit or loss

### b. Financial Assets Available-for-sale:

Financial assets available-for-sale consist of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values can not be reliably measured are carried at cost, less provision for impairment.

### c. Loans and Receivables:

Financial assets that are originated by the Bank by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

## VII. EXPLANATIONS ON FINANCIAL ASSETS (CONTINUED):

If the collectibility of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No. 26333. Provision expenses are deducted from the net income of the period. Provision expenses are deducted from the net income of the year. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other Operating Income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

### d. Held-to-Maturity Financial Assets:

Held-to-maturity financial assets are assets that are not classified under "loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at amortized cost using the "effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets that were previously classified as held-to-maturity but can not be subject to this classification for two years due to the contradiction of classification principles.

## VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

## IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Bank has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

## X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Bank to which they belong. Funds obtained under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "effective yield method."

Funds given against securities purchased under agreements to resell ("reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "effective yield method". The Bank has no securities lending transactions.

## XI. EXPLANATIONS ON ASSETS HELD FOR RESALE AND DISCONTINUED OPERATIONS:

The Bank has no discontinued operations.

Assets held-for-resale consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No. 26333.

## XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 31 December 2006 and 31 December 2005, the Bank has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

## XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment carried at cost less accumulated depreciation and provision for value decrease.

## XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT (CONTINUED):

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

| | |
|---|---|
| Buildings | 50 years |
| Machinery, furniture, fixtures and vehicles | 5 years |

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remained in property and equipment.

Where the carrying amount of an asset is greater than its estimated "recoverable amount", it is written down immediately to its "recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

## XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement. The Bank does not provide financial leasing services as a "Lessor".

Transactions regarding operational lease agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

## XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets"("TAS 37").

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Bank, it is considered that a "contingent" liability exists and it is disclosed in the related notes to the financial statements.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## XVI. EXPLANATIONS ON CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

## XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

### a. Employment Termination Benefit and Vacation Rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labour Law, the Bank is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labour Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Bank arising from this liability.

### b. Retirement Rights:

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law numbered 506, Article No. 20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

On 1 November 2005, Banking Law No. 5411 ("New Law") which requires the transfer of the pension funds of the banks to the Social Security Institution within three years following the publication date, was published in the Official Gazette. In accordance with the New Law, the actuarial calculation of the liability should be performed by a commission including representatives from various institutions. The specified liability will be paid in annual equal installments for a period not exceeding 15 years. However on 2 November 2005, the President of the Turkish Republic applied to the Constitutional Court of Turkey for abrogation of the relevant article in the New Law.

According to the actuarial balance sheet report prepared using the technical interest rate of 10,24% in accordance with the written decree published by the Council of Ministers in the Official Gazette dated 15 December 2006 No. 26377 for the purpose of determining principles and procedures to be applied during the transfer, "Pension Fund" has no technical or actual deficit as of 31 December 2006. In addition, the Bank's management envisions that the liability amount to be calculated at the transfer date within the framework stated above will be commensurate with the assets of the Fund and will not bring any burden for the Bank.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## XVIII. EXPLANATIONS ON TAXATION:

### a. Current Tax:

On 21 June 2006, "Corporate Tax Law" No. 5520 ("New Tax Law") was published in the Official Gazette, No. 26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006 (for the year 2005: 30%). Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special account under shareholder's equity for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following forth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

### b. Deferred Tax:

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning about the income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

The calculated deferred tax assets and deferred tax liabilities are presented on a net basis in these financial statements.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

## XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

Transaction costs regarding the issuance of share certificates are immaterial level.

The distribution of profit for the period 1 January-31 December 2005, resolved at the General Assembly Meeting, is explained in Note V.b of Section Five.

In the Ordinary General Assembly Meeting held on 27 March 2006, it was decided to increase paid-in capital from YTL1.800.005 to YTL2.200.000 using YTL199.998 from other capital reserves, YTL117.516 from property and investment sale incomes and YTL82.481 from extraordinary reserves. Share capital increase has been registered on 29 May 2006.

## XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

## XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 31 December 2006 and 31 December 2005, there is no government grant for the Bank.

## XXIII. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Bank is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.

b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and can not be used for other purposes unless they exceed 50% of paid-in capital.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## XXIV. EARNINGS PER SHARE:

Earning per share disclosed in the income statement is calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Distributable Net Profit to Common Shares | 1.600.192 | 1.466.792 |
| Average Number of Issued Common Shares (Thousand) | 220.000.000 | 220.000.000 |
| **Earnings Per Share (Amounts presented in full YTL)** | 0,00727 | 0,00667 |

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

As of 31 December 2006, the total number bonus shares issued is 39.999.945.600 (31 December 2005: 30.000.454.400).

**Information on purchases of founder's and usufruct shares:**

Due to the fact that the existence of 2538 founder's shares and usufruct shares distributed in accordance with article 9F of the Bank's Article's of Association, which reserves the right to receive 10% of the distributable profit of the Bank without any right to vote, conflicts with contemporary corporate governance, and generates pressure on the shares of the Bank; it was resolved in the Shareholders' Extraordinary Meeting, and Founder's and Usufruct Shareholders' Committee which convened on 23 June 2005, to sell the shares at a price of full YTL403.248 per share. The total payment in the amount of YTL1.023.443 to the founder and usufruct shares was allotted from the extraordinary reserves. As of the preparation date of the financial statements dated 31 December 2006, the founder's and usufruct shareholders sold a substantial part of the related shares in the amount of YTL1.020.620; the remaining YTL2.823 has been booked under other liabilities to be paid on demand of the founder and usufruct shareholders.

## XXV. RELATED PARTIES:

For the purpose of these financial statements, shareholders, key management personnel and board members together with their families and companies controlled by/affiliated with them, and associated companies are considered and referred to as related parties in accordance with "Turkish Accounting Standard for Related Parties" ("TAS 24"). The transactions with related parties are disclosed in detail in Note VII of Section Five.

## XXVI. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of cash flow statement cash include cash, effectives, cash in transit, purchased cheques and demand deposits including balances with the central bank; and cash equivalents include interbank money market placements, time deposits at banks with original maturity periods of less than three months.

## XXVII. RECLASSIFICATIONS

Except for the adjustments made in accordance with the first time adoption of TAS, which are explained in details in Note I of this section; no reclassifications have been made to the 31 December 2005 financial statements.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

# SECTION FOUR
# INFORMATION RELATED TO FINANCIAL POSITION OF THE BANK

## I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

**a.** The Bank's capital adequacy ratio is 20,73% (31 December 2005: 21,43%). This rate is considerably above the minimum rate specified by the related regulation.

**b.** For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "Bank's currency risk". The following tables present the classifications of "risk weighed assets" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

**c. Information related to capital adequacy ratio:**

| | Risk Weights | | | |
|---|---|---|---|---|
| | 0% | 20% | 50% | 100% |
| **Amount Subject To Credit Risk** | | | | |
| Balance Sheet Items (Net) | 26.184.850 | 2.114.342 | - | 28.899.114 |
| Cash | 517.890 | 211 | - | - |
| Matured Marketable Securities | - | - | - | - |
| The Central Bank of the Republic of Turkey | 1.331.889 | - | - | - |
| Domestic, Foreign Banks, Foreign Head Offices and Branches | - | 2.071.800 | - | 101.938 |
| Interbank Money Market Placements | - | - | - | - |
| Receivables from Reverse Repurchase Transactions | - | - | - | - |
| Reserve Requirements with the Central Bank of the Republic of Turkey | 2.649.179 | - | - | - |
| Loans | 1.316.591 | - | - | 26.574.555 |
| Non-Performing Receivables (Net) | - | - | - | - |
| Lease Receivables | - | - | - | - |
| Available-for-Sale Financial Assets | 12.927.377 | - | - | 5.594 |
| Held-to-Maturity Investments | - | - | - | - |
| Receivables From the Disposal of Assets | - | - | - | - |
| Miscellaneous Receivables | - | - | - | 93.335 |
| Interest and Income Accruals | 1.124.285 | 42.331 | - | 440.619 |
| Investments in Associates, Subsidiaries and Joint Ventures (Net) | - | - | - | 908.102 |
| Fixed Assets | - | - | - | 697.514 |
| Other Assets | 6.317.639 | - | - | 77.457 |
| Off-Balance Sheet Items | 27.617 | 1.340.078 | 773.165 | 3.914.284 |
| Non-Cash Loans and Commitments | 27.617 | 1.235.464 | 773.165 | 3.908.462 |
| Derivative Financial Instruments | - | 104.614 | - | 5.822 |
| Non-Risk Weighted Accounts | - | - | - | - |
| **Total Risk Weighted Assets** | **26.212.467** | **3.454.420** | **773.165** | **32.813.398** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

### d. Summary Information related to capital adequacy ratio:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 (*) |
|---|---|---|
| Amount Subject to Credit Risk ("ASCR") | 33.890.865 | 25.070.853 |
| Amount Subject to Market Risk ("ASMR") | 1.053.913 | 2.811.425 |
| Shareholders' Equity | 7.243.895 | 5.973.836 |
| Shareholders' Equity ("ASCR"+"ASMR") *100 | 20,73 | 21,43 |

(*) As explained in Note I.b of Section Three, figures as of 31 December 2005 include adjustments made in accordance with "TFRS 1".

### e. Information about shareholders' equity items:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 (*) |
|---|---|---|
| CORE CAPITAL | | |
| Paid-in Capital | 2.200.000 | 1.800.005 |
| Nominal Capital | 2.200.000 | 1.800.005 |
| Capital Commitments (-) | - | - |
| Inflation Adjustment to Share Capital | 2.201.895 | 2.401.893 |
| Share Premium | - | - |
| Share Cancellation Profits | - | - |
| Legal Reserves | 377.280 | 255.315 |
| First Legal Reserve (Turkish Commercial Code 466/1) | 233.282 | 161.367 |
| Second Legal Reserve (Turkish Commercial Code 466/2) | 143.998 | 93.948 |
| Other Legal Reserves Per Special Legislation | - | - |
| Status Reserves | - | - |
| Extraordinary Reserves | 816.119 | 161.607 |
| Reserves Allocated By The General Assembly | 791.791 | 187.412 |
| Retained Earnings | - | - |
| Accumulated Loss | - | - |
| Foreign Currency Share Capital Exchange Difference | 24.328 | (25.805) |
| Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves | - | - |
| Profit | 1.600.192 | 1.466.792 |
| Net Income for the Period | 1.600.192 | 1.466.792 |
| Prior Period Profit | - | - |
| Provisions for Possible Risks up to 25% of Core Capital (100% for 31 December 2005) | - | 47.415 |
| Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital | - | - |
| Primary Subordinated Loans up to 15% of Core Capital. | - | - |
| Uncovered Portion of Loss with Reserves (-) | - | - |
| Net Current Period Loss | - | - |
| Prior Period Loss | - | - |
| Leasehold Improvements (-) | 9.830 | - |
| Prepaid Expenses (-) | 21.694 | 16.872 |
| Intangible Assets (-) | 24.501 | - |
| Deferred Tax Asset Amount Exceeding 10% of Core Capital (-) | - | - |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO (CONTINUED):

| | | |
|---|---|---|
| **SUPPLEMENTARY CAPITAL** | | |
| General Provisions | 181.233 | 124.809 |
| 45% of the Movables Revaluation Fund (100% For 31 December 2005) | - | - |
| 45% of the Immovables Revaluation Fund (100% For 31 December 2005) | - | - |
| Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures | - | - |
| Primary Subordinated Loans That are not Considered in the Calculation of Core Capital | - | - |
| Secondary Subordinated Loans | - | - |
| 45% Of Marketable Securities Valuation Fund (100% For 31 December 2005) | (58.540) | 271.837 |
| From Investments in Associates And Subsidiaries | 2.554 | 55.450 |
| From Available-for-Sale Financial Assets | (61.094) | 216.387 |
| Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves) | - | - |
| **Total Supplementary Capital** | **122.693** | **396.646** |
| **TIER III CAPITAL** | - | - |
| **CAPITAL** | **7.262.154** | **6.512.801** |
| **DEDUCTIONS FROM THE CAPITAL** | **18.259** | **538.965** |
| Investments in Unconsolidated Financial Institutions (Domestic, Foreign) and Banks in which 10% or More Equity Interest Exercised (31 December 2005: All Investment Amounts in Financial Institutions Whose Operations are in Money, Capital and Insurance Markets and Financial Institutions Operating with Special Permission and Licenses According to Related Special Laws and Capital Contributions to These Financial Partnerships for Which Asset and Liabilities are not Consolidated Rather Equity Accounting has been Applied.) | 18.259 | 538.965 |
| Total of investments in Financial Institutions (Domestic, Foreign) and Banks, in Which Less than 10% of Equity Interest is Exercised and That Exceeds the 10% And More of the Total Core and Supplementary Capital of the Bank | - | - |
| The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them | - | - |
| Loans Extended as Contradictory to the Articles 50 And 51 of The Law | - | - |
| Net book value of immovables obtained against Bank's receivables that must be disposed according to Article 57 of the Banking Law which could not be disposed although five years passed upon its acquisition date | - | - |
| **Other** | - | - |
| **Total Shareholders' Equity** | **7.243.895** | **5.973.836** |

(*) As explained in Note I.b of Section Three, figures as of 31 December 2005 include adjustments made in accordance with "TFRS 1".

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS ON CREDIT RISK:

**a.** Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

**b.** There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

**c.** When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

**d.** Non-cash loans turned into cash loans are included in the same risk group as cash loans which are not collected upon maturity. Credit risk management is applied for all positions involving counterparty risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans are collected. Monitoring also continues until the receivables from the loans are completely collected.

The Bank considers that long-term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long-term risks and obtaining collateral are treated in a wider extent than short-term risks.

**e.** The Bank's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Bank's balance sheet, the ratio of loans under follow-up to total loans is as low as 2,1% (31 December 2005: 1,6%) and 100% provision has been provided.

**f.**
1. The proportion of the Bank's top 100 cash loan balances in total cash loans is 26% (31 December 2005: 32%).
2. The proportion of the Bank's top 100 non-cash loan balances in total non-cash loans is 45% (31 December 2005: 63%).
3. The proportion of the Bank's cash and non-cash loan balances with the first 100 customers comprises of 26% of total cash loans and non-cash loans (31 December 2005: 16%).

**g.** The Bank provided a general provision amounting to YTL181.233 (31 December 2005: YTL124.809).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS ON CREDIT RISK (CONTINUED):

### h. Information according to geographical concentration:

| | Assets | Liabilities | Non-cash loans | Capital Expenditures | Net profit |
|---|---|---|---|---|---|
| **Current Period – 31 December 2006** | | | | | |
| Domestic | 53.774.394 | 39.763.169 | 3.919.143 | 222.043 | 1.542.259 |
| European Union Countries | 2.134.600 | 8.855.474 | - | - | - |
| OECD Countries (*) | 3.981 | 1.256.525 | - | - | - |
| Off-shore Banking Regions | 2.064 | 31.877 | - | - | 57.933 |
| USA, Canada | 207.294 | 193.910 | - | | - |
| Other Countries | 1.853 | 106.238 | - | | - |
| Subsidiaries, Investments in Associates and Joint Ventures (Net) | 926.361 | - | - | - | - |
| Unallocated Assets/Liabilities(**) | - | - | - | - | - |
| **Total** | **57.050.547** | **50.207.193** | **3.919.143** | **222.043** | **1.600.192** |
| **Prior Period - 31 December 2005** | | | | | |
| Domestic | 49.720.983 | 35.638.276 | 3.544.770 | 154.296 | 1.365.729 |
| European Union Countries | 1.686.200 | 8.322.396 | 3.433 | - | 5.634 |
| OECD Countries (*) | 13.261 | 1.715.628 | - | - | - |
| Off-shore Banking Regions | 1.340 | 13.064 | - | - | 95.429 |
| USA, Canada | 216.753 | 272.293 | - | | - |
| Other Countries | 181.709 | 130.693 | - | | - |
| Subsidiaries, Investments in Associates and Joint Ventures (Net) | 475.257 | - | - | - | - |
| Unallocated Assets/Liabilities(**) | - | - | - | - | - |
| **Total** | **52.295.503** | **46.092.350** | **3.548.203** | **154.296** | **1.466.792** |

(*) OECD Countries other than EU countries, USA and Canada
(**) Unallocated assets / liabilities which could not be distributed according to a consistent principle.

### i. Sectoral concentrations for cash loans:

| | Current Period 31 December 2006 | | | | Prior Period 31 December 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | YTL | (%) | FC | (%) | YTL | (%) | FC | (%) |
| Agricultural | 447.208 | 2,26 | 14.921 | 0,17 | 198.470 | 1,33 | 14.124 | 0,18 |
| Farming and Raising Livestock | 396.535 | 2,01 | 5.359 | 0,06 | 161.579 | 1,09 | 9.313 | 0,12 |
| Forestry | 50.163 | 0,25 | 6.813 | 0,08 | 36.177 | 0,24 | 4.811 | 0,06 |
| Fishing | 510 | 0,00 | 2.749 | 0,03 | 714 | 0,00 | - | - |
| Manufacturing | 3.135.387 | 15,91 | 3.622.103 | 41,98 | 2.474.555 | 16,65 | 3.248.245 | 43,29 |
| Mining | 61.468 | 0,31 | 25.978 | 0,30 | 46.429 | 0,31 | 12.346 | 0,16 |
| Production | 3.056.065 | 15,51 | 2.952.461 | 34,22 | 2.411.816 | 16,23 | 3.226.332 | 43,00 |
| Electric, Gas and Water | 17.854 | 0,09 | 643.664 | 7,46 | 16.310 | 0,11 | 9.567 | 0,13 |
| Construction | 401.608 | 2,04 | 229.082 | 2,65 | 289.203 | 1,95 | 89.161 | 1,19 |
| Services | 5.608.611 | 28,47 | 2.701.637 | 31,31 | 4.302.720 | 28,96 | 1.973.301 | 26,30 |
| Wholesale and Retail Trade | 3.896.518 | 19,77 | 782.486 | 9,07 | 2.895.585 | 19,48 | 660.216 | 8,80 |
| Hotel, Food and Beverage Services | 234.318 | 1,19 | 258.946 | 3,00 | 159.007 | 1,07 | 39.758 | 0,53 |
| Transportation and Telecommunication | 478.151 | 2,43 | 576.981 | 6,69 | 352.094 | 2,37 | 240.611 | 3,21 |
| Financial Institutions | 378.218 | 1,92 | 1.001.173 | 11,60 | 624.244 | 4,20 | 982.024 | 13,09 |
| Real Estate and Leasing Services | 13.471 | 0,07 | 38.811 | 0,45 | 11.300 | 0,08 | 21.252 | 0,28 |
| Financial Institutions | 61.024 | 0,31 | 4.342 | 0,05 | 50.451 | 0,34 | 1.388 | 0,02 |
| Education Services | 51.156 | 0,26 | 2 | 0,00 | 27.693 | 0,19 | - | - |
| Health and Social Services | 495.755 | 2,52 | 38.896 | 0,45 | 182.346 | 1,23 | 28.052 | 0,37 |
| Other | 10.114.993 | 51,32 | 2.061.391 | 23,89 | 7.597.758 | 51,11 | 2.178.197 | 29,04 |
| **Total** | **19.707.807** | **100,00** | **8.629.134** | **100,00** | **14.862.706** | **100,00** | **7.503.028** | **100,00** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## III. EXPLANATIONS ON MARKET RISK:

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 31 December 2006 is calculated in accordance with Section Three of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No. 26333 dated 1 November 2006, "Calculation of Market Risk with Standard Method".

### a. Information on Market Risk:

| | Balance |
|---|---|
| (I) Capital to be Employed for General Market Risk - Standard Method | 50.081 |
| (II) Capital to be Employed for Specific Risk - Standard Method | 2.840 |
| (III) Capital to be Employed for Currency Risk - Standard Method | 31.392 |
| (IV) Capital to be Employed for Commodity Risk - Standard Method | - |
| (V) Capital to be Employed for Exchange Risk - Standard Method | - |
| (VI) Capital to be Employed for Market Risk Due to Options - Standard Method | - |
| (VII) Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model | - |
| (VIII) Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI) | 84.313(*) |
| (IX) Amount Subject to Market Risk (12,5xVIII) or (12,5xVII) | 1.053.913(*) |

(*) Of the "Amount subject to market risk", only YTL84.313 (8% of YTL1.053.913) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note II of Section Four,. YTL84.313 is the minimum amount of capital that can mitigate the mentioned risk.

### b. Market Risk Table of Calculated Market Risk during the Month Ends:

| | Current Period 31 December 2006 | | | Prior Period 31 December 2005 | | |
|---|---|---|---|---|---|---|
| | Average | Maximum | Minimum | Average | Maximum | Minimum |
| Interest Rate Risk | 108.333 | 151.909 | 44.402 | 126.335 | 142.334 | 103.871 |
| Share Certificates Risk | 1.117 | 3 | 8.519 | 8 | 10 | - |
| Currency Risk | 76.962 | 126.200 | 31.392 | 33.935 | 94.322 | 19.344 |
| Commodity Risk | - | - | - | - | - | - |
| Settlement Risk | - | - | - | - | - | - |
| Option Risk | - | - | - | - | - | - |
| **Total Amount Subject to Risk** | **186.412** | **278.112** | **84.313** | **160.278** | **236.666** | **123.215** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## IV. EXPLANATIONS ON CURRENCY RISK:

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall FC position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

| | USD | Euro | Yen |
|---|---|---|---|
| Balance Sheet Evaluation Rate | YTL1,4150 | YTL1,8638 | YTL1,1897 |
| 1. Day bid rate | YTL1,4050 | YTL1,8438 | YTL1,1837 |
| 2. Day bid rate | YTL1,4000 | YTL1,8427 | YTL1,1802 |
| 3. Day bid rate | YTL1,4050 | YTL1,8436 | YTL1,1813 |
| 4. Day bid rate | YTL1,4050 | YTL1,8439 | YTL1,1821 |
| 5. Day bid rate | YTL1,4050 | YTL1,8538 | YTL1,1874 |

The simple arithmetic averages of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,4180
Euro : YTL1,8643
Yen : YTL1,2112

As of 31 December 2005;

| | USD | Euro | Yen |
|---|---|---|---|
| Balance Sheet Evaluation Rate | YTL1,3750 | YTL1,6268 | YTL1,1703 |

**Information related to the Bank's currency risk: (Thousand YTL)**

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## IV. EXPLANATIONS ON CURRENCY RISK (CONTINUED):

| | Euro | USD | Yen | Other FC (*) | Total |
|---|---|---|---|---|---|
| **Current Period – 31 December 2006** | | | | | |
| **Assets** | | | | | |
| Cash Equivalents and Central Bank | 2.939.090 | 97.792 | 299 | 10.759 | **3.047.940** |
| Banks and Other Financial Institutions | 332.905 | 1.789.815 | 2.399 | 51.037 | **2.176.156** |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 868.444 | 5.687.948 | - | - | **6.556.392** |
| Interbank Money Market Placements | - | - | - | - | - |
| Available-for-Sale Financial Assets (Net) | 126 | 2.719.941 | - | - | **2.720.067** |
| Loans | 3.551.977 | 5.536.763 | 386 | 23.568 | **9.112.694** |
| Investments in Associates, Subsidiaries and Joint Ventures | 512.579 | - | - | 193.109 | **705.688** |
| Held-to-Maturity Investments (Net) | - | - | - | - | - |
| Hedging Derivative Financial Assets | - | - | - | - | - |
| Tangible Assets (Net) | - | 3.025 | - | - | **3.025** |
| Intangible Assets (Net) | - | - | - | - | - |
| Other Assets | 6.651 | 78.587 | 129 | 1.389 | **86.756** |
| **Total Assets** | **8.211.772** | **15.913.871** | **3.213** | **279.862** | **24.408.718** |
| | | | | | |
| **Liabilities** | | | | | |
| Bank Deposits | 59.793 | 462.748 | 2 | 3.314 | **525.857** |
| Foreign Currency Deposits | 5.254.442 | 8.622.741 | 3.818 | 606.727 | **14.487.728** |
| Funds from Interbank Money Market | - | - | - | - | - |
| Borrowings | 1.155.273 | 7.926.817 | - | 4.916 | **9.087.006** |
| Issued Marketable Securities (Net) | - | - | - | - | - |
| Miscellaneous Payables | 5.811 | 8.666 | 9 | 2.722 | **17.208** |
| Hedging Derivative Financial Liabilities | - | - | - | - | - |
| Other Liabilities | 22.491 | 157.048 | 544 | 1.943 | **182.026** |
| **Total Liabilities** | **6.497.810** | **17.178.020** | **4.373** | **619.622** | **24.299.825** |
| | | | | | |
| **Net on Balance Sheet Position** | **1.713.962** | **(1.264.149)** | **(1.160)** | **(339.760)** | **108.893** |
| | | | | | |
| **Net off Balance Sheet Position (**)** | **(1.735.950)** | **1.364.921** | **559** | **343.271** | **(27.199)** |
| Financial Derivative Assets | 668.799 | 1.804.763 | 36.515 | 359.291 | **2.869.368** |
| Financial Derivative Liabilities | 2.404.749 | 439.842 | 35.956 | 16.020 | **2.896.567** |
| Non-cash Loans | 666.883 | 1.022.639 | 78.217 | 35.993 | **1.803.732** |
| | | | | | |
| **Prior Period - 31 December 2005** | | | | | |
| Total Assets | 6.227.385 | 15.298.354 | 12.917 | 204.238 | **21.742.894** |
| Total Liabilities | 5.981.978 | 15.239.258 | 10.851 | 599.401 | **21.831.488** |
| Net on Balance Sheet Position | 245.407 | 59.096 | 2.066 | (395.163) | **(88.594)** |
| Net off Balance Sheet Position (**) | (230.968) | (93.976) | (2.458) | 358.896 | **31.494** |
| Financial derivative assets | 1.381.122 | 1.225.786 | 44.433 | 368.377 | **3.019.718** |
| Financial derivative liabilities | 1.612.090 | 1.319.762 | 46.891 | 9.481 | **2.988.224** |
| Non-cash Loans | 703.485 | 1.131.111 | 56.792 | 21.165 | **1.912.553** |

(*) Of the "other FC" total assets amounting to YTL279.862 (31 December 2005: YTL204.238), YTL243.000 is in English pounds (31 December 2005: TL192.646), and YTL18.231 in Swiss francs (31 December 2005: YTL5.487). Of the total liabilities amounting to YTL619.622 (31 December 2005:YTL599.401) YTL455.825 is in English pounds (31 December 2005:YTL448.156) and YTL50.247 is in Swiss francs (31 December 2005:YTL58.928).

(**) Presents the net balance of receivables and payables from derivatives.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## V. EXPLANATIONS ON INTEREST RATE RISK:

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

### a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

| Current Period – 31 December 2006 | Up to 1 Month | 1 – 3 Months | 3 – 6 Months | 6 – 12 Months | 1 year and Over | Non Interest Bearing | Total |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| **Assets** | | | | | | | |
| Cash Equivalents and Central Bank | 2.692.777 | - | - | - | - | 1.849.990 | **4.542.767** |
| Banks and Other Financial Institutions | 1.912.234 | 71.637 | 2.289 | - | - | 191.242 | **2.177.402** |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 20.280 | 2.208.784 | 4.159.436 | 20.873 | 199.685 | 518 | **6.609.576** |
| Interbank Money Market Placements | - | - | - | - | - | - | - |
| Available-for-sale Financial Assets (Net) | 1.234.195 | 4.421.538 | 3.028.132 | 2.202.412 | 2.865.180 | 5.594 | **13.757.051** |
| Loans | 11.273.420 | 4.180.331 | 4.518.968 | 3.587.164 | 4.777.058 | - | **28.336.941** |
| Held-to-Maturity Investments (Net) | - | - | - | - | - | - | - |
| Other Assets | 93.337 | - | - | - | - | 1.755.516 | **1.848.853** |
| **Total Assets** | **17.226.243** | **10.882.290** | **11.708.825** | **5.810.449** | **7.841.923** | **3.802.860** | **57.272.590** |
| | | | | | | | |
| **Liabilities** | | | | | | | |
| Bank Deposits | 1.254.193 | 366.464 | 1.307 | 7.063 | - | 105.833 | **1.734.860** |
| Other Deposits | 20.048.501 | 5.320.841 | 695.694 | 717.343 | 1.852 | 5.682.415 | **32.466.646** |
| Funds from Interbank Money Market | 4.917.848 | 2.743 | 75 | - | - | - | **4.920.666** |
| Miscellaneous Payables | - | - | - | - | - | 779.567 | **779.567** |
| Issued Marketable Securities (Net) | - | - | - | - | - | - | - |
| Borrowings | 1.640.548 | 6.442.983 | 501.160 | 622.637 | 2.141 | - | **9.209.469** |
| Other Liabilities | 22.011 | 22.395 | 27.302 | 38.248 | 74.906 | 7.976.520 | **8.161.382** |
| **Total Liabilities** | **27.883.101** | **12.155.426** | **1.225.538** | **1.385.291** | **78.899** | **14.544.335** | **57.272.590** |
| | | | | | | | |
| Balance Sheet Long Position | - | - | 10.483.287 | 4.425.158 | 7.763.024 | - | **22.671.469** |
| Balance Sheet Short Position | (10.656.858) | (1.273.136) | - | - | - | (10.741.475) | **(22.671.469)** |
| Off Balance Sheet Long Position | 1.224.108 | 252.043 | - | - | - | - | **1.476.151** |
| Off Balance Sheet Short Position | - | - | (21.490) | (103.726) | (1.358.770) | - | **(1.483.986)** |
| **Total Position** | **(9.432.750)** | **(1.021.093)** | **10.461.797** | **4.321.432** | **6.404.254** | **(10.741.475)** | **(7.835)** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## V. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

| Current Period – 31 December 2005 | Up to 1 Month | 1 – 3 Months | 3 – 6 Months | 6 – 12 Months | 1 year and Over | Non Interest Bearing | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Cash Equivalents and Central Bank | 3.927.451 | - | - | - | - | 852.048 | 4.779.499 |
| Banks and Other Financial Institutions | 1.378.240 | 67.182 | 1.090 | - | - | 184.284 | 1.630.796 |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 5.242 | 2.026.673 | 3.177.143 | 26.283 | 1.281.519 | 183 | 6.517.043 |
| Interbank Money Market Placements | 400.300 | - | - | - | - | - | 400.300 |
| Available-for-sale Financial Assets (Net) | 114.850 | 2.933.947 | 4.133.892 | 3.643.097 | 4.144.397 | 63.708 | 15.033.891 |
| Loans | 9.331.472 | 3.577.387 | 3.351.591 | 2.653.756 | 3.451.528 | - | 22.365.734 |
| Held-to-Maturity Investments (Net) | - | - | 486.493 | - | - | - | 486.493 |
| Other Assets | 21.252 | - | - | - | - | 1.214.791 | 1.236.043 |
| **Total Assets** | **15.178.807** | **8.605.189** | **11.150.209** | **6.323.136** | **8.877.444** | **2.315.014** | **52.449.799** |
| | | | | | | | |
| **Liabilities** | | | | | | | |
| Bank Deposits | 1.778.126 | 762.632 | 18.887 | 2.152 | - | 99.761 | 2.661.558 |
| Other Deposits | 18.375.219 | 3.886.683 | 693.986 | 935.135 | 71.573 | 5.110.815 | 29.073.411 |
| Funds from Interbank Money Market | 5.176.095 | 219.940 | - | - | - | - | 5.396.035 |
| Miscellaneous Payables | - | - | - | - | - | 653.109 | 653.109 |
| Issued Marketable Securities (Net) | - | - | - | - | - | - | - |
| Borrowings | 1.176.869 | 4.548.553 | 816.345 | 784.524 | 3.582 | - | 7.329.873 |
| Other Liabilities | 7.672 | 18.391 | 31.556 | 8.078 | 45.577 | 7.224.539 | 7.335.813 |
| **Total Liabilities** | **26.513.981** | **9.436.199** | **1.560.774** | **1.729.889** | **120.732** | **13.088.224** | **52.449.799** |
| | | | | | | | |
| Balance Sheet Long Position | - | - | 9.589.435 | 4.593.247 | 8.756.712 | - | 22.939.394 |
| Balance Sheet Short Position | (11.335.174) | (831.010) | - | - | - | (10.773.210) | (22.939.394) |
| Off Balance Sheet Long Position | 3.884 | 618 | - | - | - | - | 4.502 |
| Off Balance Sheet Short Position | - | - | (26.509) | (555) | (413) | - | (27.477) |
| **Total Position** | **(11.331.290)** | **(830.392)** | **9.562.926** | **4.592.692** | **8.756.299** | **(10.773.210)** | **(22.975)** |

### b. Effective average interest rates for monetary financial instruments%:

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

| Current Period – 31 December 2006 | Euro | USD | Yen | YTL |
|---|---|---|---|---|
| | | | | |
| **Assets** | % | % | % | % |
| Cash Equivalents and Central Bank | 1,73 | 2,52 | - | 13,12 |
| Banks and Other Financial Institutions | 3,39 | 5,27 | - | 17,04 |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 5,35 | 6,93 | - | 17,41 |
| Interbank Money Market Placements | - | - | - | - |
| Available-for-Sale Financial Assets (Net) | - | 7,35 | - | 18,20 |
| Loans | 5,23 | 7,49 | 4,12 | 22,23 |
| Held-to-Maturity Investments (Net) | - | - | - | - |
| | | | | |
| **Liabilities** | | | | |
| Bank Deposits | 3,53 | 5,50 | - | 18,98 |
| Other Deposits | 2,38 | 4,30 | 0,02 | 15,47 |
| Funds From Interbank Money Market | - | - | - | 18,22 |
| Miscellaneous Payables | - | - | - | - |
| Issued Marketable Securities (Net) | - | - | - | - |
| Borrowings | 4,13 | 6,16 | - | 14,60 |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## V. EXPLANATIONS ON INTEREST RATE RISK (CONTINUED):

| Prior Period - 31 December 2005 | Euro | USD | Yen | YTL |
|---|---|---|---|---|
| | | | | |
| **Assets** | % | % | % | % |
| Cash Equivalents and Central Bank | 1,14 | 2,03 | - | 10,25 |
| Banks and Other Financial Institutions | 2,29 | 4,10 | - | 15,07 |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 5,05 | 6,26 | - | 14,44 |
| Interbank Money Market Placements | - | - | - | 13,50 |
| Available-for-Sale Financial Assets (Net) | 6,18 | 7,41 | - | 18,44 |
| Loans | 3,11 | 6,31 | 4,12 | 20,90 |
| Held-to-Maturity Investments (Net) | - | 14,34 | - | - |
| | | | | |
| **Liabilities** | | | | |
| Bank Deposits | 3,06 | 4,57 | - | 15,15 |
| Other Deposits | 1,97 | 3,30 | 0,01 | 13,72 |
| Funds From Interbank Money Market | 2,39 | 4,14 | - | 14,99 |
| Miscellaneous Payables | - | - | - | - |
| Issued Marketable Securities (Net) | - | - | - | - |
| Borrowings | 2,79 | 5,22 | - | 12,72 |

## VI. EXPLANATIONS ON LIQUIDITY RISK:

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Bank balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Bank are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## VI. EXPLANATIONS ON LIQUIDITY RISK (CONTINUED):

**Breakdown of assets and liabilities according to their outstanding maturities:**

| | Demand | Up to 1 Month | 1 – 3 Months | 3 – 6 Months | 6 – 12 Months | 1 Year and Over | Unallocated (*) | Total |
|---|---|---|---|---|---|---|---|---|
| **Current Period – 31 December 2006** | | | | | | | | |
| **Assets** | | | | | | | | |
| Cash Equivalents and Central Bank | 4.499.169 | 43.598 | - | - | - | - | - | **4.542.767** |
| Due From Banks and Other Financial Institutions | 191.242 | 1.912.234 | 71.637 | 2.289 | - | - | - | **2.177.402** |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 518 | 19.243 | 20.143 | 890.864 | 64.558 | 5.614.250 | - | **6.609.576** |
| Interbank Money Market Placements | - | - | - | - | - | - | - | - |
| Available-for-Sale Financial Assets (Net) | 5.594 | 99.855 | 1.935.342 | 1.609.481 | 3.517.273 | 6.589.506 | - | **13.757.051** |
| Loans | - | 6.236.461 | 6.229.285 | 2.461.230 | 4.120.714 | 9.289.251 | - | **28.336.941** |
| Held-to-Maturity Investments: | - | - | - | - | - | - | - | - |
| Other Assets | 39.326 | 151.321 | - | - | - | - | 1.658.206 | **1.848.853** |
| **Total Assets** | **4.735.849** | **8.462.712** | **8.256.407** | **4.963.864** | **7.702.545** | **21.493.007** | **1.658.206** | **57.272.590** |
| | | | | | | | | |
| **Liabilities** | | | | | | | | |
| Bank Deposits | 105.833 | 1.254.193 | 366.464 | 1.307 | 7.063 | - | - | **1.734.860** |
| Other Deposits | 5.682.415 | 20.048.501 | 5.320.841 | 695.694 | 717.343 | 1.852 | - | **32.466.646** |
| Borrowings | - | 210.491 | 206.032 | 344.312 | 2.252.140 | 6.196.494 | - | **9.209.469** |
| Funds from Interbank Money Market | - | 4.917.849 | 2.742 | 75 | - | - | - | **4.920.666** |
| Issued Marketable Securities (Net) | - | - | - | - | - | - | - | - |
| Miscellaneous Payables | - | 534.120 | 245.447 | - | - | - | - | **779.567** |
| Other Liabilities (**) | - | 349.801 | 234.270 | 160.893 | 38.248 | 312.773 | 7.065.397 | **8.161.382** |
| **Total Liabilities** | **5.788.248** | **27.314.955** | **6.375.796** | **1.202.281** | **3.014.794** | **6.511.119** | **7.065.397** | **57.272.590** |
| | | | | | | | | |
| **Net Liquidity Gap** | **(1.052.399)** | **(18.852.243)** | **1.880.611** | **3.761.583** | **4.687.751** | **14.981.888** | **(5.407.191)** | - |
| | | | | | | | | |
| **Prior Period - 31 December 2005** | | | | | | | | |
| Total Assets | 5.027.673 | 6.868.483 | 2.785.564 | 6.271.136 | 9.342.603 | 20.949.484 | 1.204.856 | **52.449.799** |
| Total Liabilities | 5.210.577 | 26.621.671 | 5.710.196 | 1.798.936 | 3.615.550 | 3.139.650 | 6.353.219 | **52.449.799** |
| **Net Liquidity Gap** | **(182.904)** | **(19.753.188)** | **(2.924.632)** | **4.472.200** | **5.727.053** | **17.809.834** | **(5.148.363)** | - |

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## VII. INFORMATION REGARDING THE PRESENTATION OF FINANCIAL ASSETS AND LIABILITIES AT THEIR FAIR VALUES:

The fair values of held-to-maturity assets are determined based on market prices or when this price is not available, based on market prices quoted for other securities subject to the same redemption qualifications in terms of interest, maturity and other similar conditions.

The expected fair value of the demand deposits represents the amount to be paid upon request. The fair value of the overnight deposits represents the carrying value. The expected fair value of the fixed rate deposits is determined by calculating the discounted cash flow using the market interest rates of similar liabilities and loans.

The fair value of marketable securities issued is calculated according to broker price quotations and if these are not available, amounts derived from discounted cash flow models.

The expected fair value of loans and receivables are determined by calculating the discounted cash flows using the current market interest rates for the fixed loans with fixed interest rates. For the loans with floating interest rates, it is assumed that the carrying value reflects the fair value.

The following table summarizes the carrying values and fair values of financial assets and liabilities of the Bank. The carrying value represents the acquisition costs and accumulated interest accruals of corresponding financial assets or liabilities.

| | Carrying Value | | Fair Value | |
|---|---|---|---|---|
| | Current Period 31 December 2006 | Prior Period 31 December 2005 | Current Period 31 December 2006 | Prior Period 31 December 2005 |
| **Financial Assets** | **44.271.394** | **39.917.214** | **44.006.904** | **40.247.161** |
| Interbank Money Market Placements | - | 400.300 | - | 400.300 |
| Banks and Other Financial Institutions | 2.177.402 | 1.630.796 | 2.177.402 | 1.630.796 |
| Available-for-Sale Financial Assets (Net) | 13.757.051 | 15.033.891 | 13.757.051 | 15.033.891 |
| Held-to-Maturity Investments (Net) | - | 486.493 | - | 486.493 |
| Loans | 28.336.941 | 22.365.734 | 28.072.451 | 22.695.681 |
| **Financial Liabilities** | **44.190.542** | **39.717.951** | **44.188.157** | **39.733.785** |
| Bank Deposits | 1.734.860 | 2.661.558 | 1.734.860 | 2.661.558 |
| Other Deposits | 32.466.646 | 29.073.411 | 32.464.261 | 29.089.245 |
| Borrowings | 9.209.469 | 7.329.873 | 9.209.469 | 7.329.873 |
| Issued Marketable Securities (Net) | - | - | - | - |
| Miscellaneous Payables | 779.567 | 653.109 | 779.567 | 653.109 |

## VIII. INFORMATION REGARDING THE ACTIVITIES CARRIED OUT ON BEHALF AND ACCOUNT OF OTHER PARTIES:

The Bank carries out trading, custody, management and consulting services on behalf of customers and on their account. The Bank has no trust transactions.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

# SECTION FIVE
# INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS:

### a. Information related to cash equivalents and the account of The Central Bank of the Republic of Turkey (the "CBRT"):

1. Information on cash equivalents and the account of the CBRT:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Cash/Foreign Currency | 318.523 | 198.822 | 232.036 | 159.519 |
| The CBRT | 1.175.759 | 2.848.907 | 2.746.104 | 1.637.204 |
| Other | 545 | 211 | 3.978 | 658 |
| **Total** | **1.494.827** | **3.047.940** | **2.982.118** | **1.797.381** |

2. Information related to the account of the CBRT:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Demand Unrestricted Account | 4.180 | 1.327.709 | 9.610 | 446.247 |
| Time Unrestricted Account | - | - | - | - |
| Time Restricted Account | - | - | - | - |
| Reserve Requirement | 1.171.579 | 1.521.198 | 2.736.494 | 1.190.957 |
| **Total** | **1.175.759** | **2.848.907** | **2.746.104** | **1.637.204** |

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% as USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 31 December 2006 the corresponding interest rates are for YTL, USD and EUR reserves are 13,12%, 2,52% and 1,73%, respectively.

### b. Information on financial assets at fair value through profit or loss:

1. As of 31 December 2006, financial assets at fair value through profit or loss subject to repo transactions amount to YTL(-) (31 December 2005: YTL240.879); and those given as collateral/blocked amount to YTL949.909 (31 December 2005: YTL585.984).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

2. Positive differences related to trading derivative financial assets:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Forward Transactions | 11.570 | - | - | 497 |
| Swap Transactions | 6.346 | 31.999 | 264 | 5.375 |
| Futures Transactions | 8.410 | 33 | - | - |
| Options | - | - | - | - |
| Other | 458 | - | - | - |
| **Total** | **26.784** | **32.032** | **264** | **5.872** |

### c. Information on banks and other financial institutions

1. Information on banks and other financial institutions:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Banks | 1.246 | 2.176.156 | 247.265 | 1.383.531 |
| Domestic | 1.178 | 122.657 | 246.740 | 1.170 |
| Foreign | 68 | 2.053.499 | 525 | 1.382.361 |
| Head Quarters and Branches Abroad | - | - | - | - |
| Other Financial Institutions | - | - | - | - |
| **Total** | **1.246** | **2.176.156** | **247.265** | **1.383.531** |

2. Information on foreign banks account:

| | Unrestricted Amount | | Restricted Amount (**) | |
|---|---|---|---|---|
| | Current Period 31 December 2006 | Prior Period 31 December 2005 | Current Period 31 December 2006 | Prior Period 31 December 2005 |
| European Union countries | 1.855.500 | 1.140.650 | - | 67.092 |
| USA, Canada | 92.919 | 157.867 | 100.088 | 2.590 |
| OECD Countries (*) | 3.207 | 13.261 | - | - |
| Off-shore Banking Regions | - | - | - | - |
| Other | 1.853 | 1.426 | - | - |
| **Total** | **1.953.479** | **1.313.204** | **100.088** | **69.682** |

(*) OECD Countries except EU countries, ABD and Canada
(**) The restricted amounts are the time deposits held in accordance with the agreements of securitization borrowings.

### d. Information on available-for-sale financial assets, net values:

1. As of 31 December 2006, available-for-sale financial assets subject to repurchase agreements amount to YTL5.027.266 (31 December 2005: YTL5.144.796); and those given as collateral/blocked amount to YTL485.658 (31 December 2005: YTL1.173.303).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

2. Information on available-for-sale financial assets:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Debt Securities | 13.751.457 | 14.970.183 |
| Quoted to Stock Exchange | 13.751.457 | 14.469.737 |
| Not Quoted (*) | - | 500.446 |
| Share Certificates | 5.594 | 65.996 |
| Quoted to Stock Exchange | - | 60.416 |
| Not Quoted | 5.594 | 5.580 |
| Impairment Provision (-) | - | (2.288) |
| **Total** | **13.757.051** | **15.033.891** |

(*) "Not quoted" refers to debt securities that are not traded as at the balance sheet date, although quoted to stock exchange.

### e. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | Cash | Non-Cash Loans | Cash | Non-Cash Loans |
| Direct Loans Granted to Shareholders | 82.086 | 19.158 | - | 31.179 |
| Corporate Shareholders | 82.086 | 19.158 | - | 31.179 |
| Real Person Shareholders | - | - | - | - |
| Indirect Loans Granted to Shareholders | 586.283 | 338.794 | 762.511 | 343.403 |
| Loans Granted to Employees | 27.396 | - | 19.074 | - |
| **Total** | **695.765** | **357.952** | **781.585** | **374.582** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

| | Standard Loans and Other Receivables | | Loans and Other Receivables Under Close Monitoring | |
|---|---|---|---|---|
| | Loans and Other Receivables | Restructured or Rescheduled | Loans and Other Receivables | Restructured or Rescheduled |
| Non-Specialized Loans | 26.851.523 | - | 1.039.535 | 88 |
| Discount And Purchase Notes | 142.557 | - | - | - |
| Export Loans | 1.844.738 | - | 25.402 | - |
| Import Loans | - | - | - | - |
| Loans Granted to Financial Sector | 1.145.760 | - | - | - |
| Foreign Loans | 215.084 | - | - | - |
| Consumer Loans(Including Overdraft Loans) | 5.727.632 | - | 323.485 | - |
| Credit Cards | 2.917.508 | - | 208.433 | - |
| Precious Metal Loans | 4.893 | - | - | - |
| Other | 14.853.351 | - | 482.215 | 88 |
| Specialized Loans | - | - | - | - |
| Other Receivables | - | - | - | - |
| Interest and Income Accruals | 430.179 | - | 15.616 | - |
| **Total** | **27.281.702** | - | **1.055.151** | 88 |

3. Loans according to their maturity structure:

| | Standard Loans and Other Receivables | | Loans and Other Receivables Under Close Monitoring | |
|---|---|---|---|---|
| | Loans and other receivables | Restructured or Rescheduled | Loans and other receivables | Restructured or Rescheduled |
| Short-Term Loans and Other Receivables | 10.997.225 | - | 1.039.535 | 88 |
| Non-Specialized Loans | 10.997.225 | - | 1.039.535 | - |
| Specialized Loans | - | - | - | - |
| Other Receivables | - | - | - | 88 |
| Medium and Long-Term Loans and Other Receivables | 15.854.298 | - | - | - |
| Non-Specialized Loans (*) | 15.854.298 | - | - | - |
| Specialized Loans | - | - | - | - |
| Other Receivables | - | - | - | - |
| Interest and Income Accruals | 430.179 | - | 15.616 | - |

(*) Loans extended with an original maturity over a year are classified as medium and long-term loans. As the time goes on, the maturity gets shorter and as of 31 December 2006, the average maturity of total loans is 431 days, longer than a year.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

4. Information on consumer loans, individual credit cards, personnel loans and personnel credit cards:

| | Short-term | Medium- and long-term | Interest and income accruals | Total |
|---|---|---|---|---|
| Consumer Loans-YTL | 207.151 | 5.574.294 | 57.880 | 5.839.325 |
| Mortgage Loans | 575 | 2.818.188 | 22.475 | 2.841.238 |
| Automotive Loans | 29.403 | 1.242.570 | 15.299 | 1.287.272 |
| Consumer Loans | 177.173 | 1.513.536 | 20.106 | 1.710.815 |
| Other | - | - | - | - |
| Consumer Loans- Indexed to FC | 3.007 | 126.084 | 562 | 129.653 |
| Mortgage Loans | 1.293 | 117.427 | 517 | 119.237 |
| Automotive Loans | 229 | 6.202 | 28 | 6.459 |
| Consumer Loans | 1.485 | 2.455 | 17 | 3.957 |
| Other | - | - | - | - |
| Consumer Loans-FC | - | - | - | - |
| Mortgage Loans | - | - | - | - |
| Automotive Loans | - | - | - | - |
| Consumer Loans | - | - | - | - |
| Other | - | - | - | - |
| Consumer Credit Cards-YTL | 2.787.053 | 270.692 | 48.943 | 3.106.688 |
| With Installment | 887.308 | 270.692 | 18.535 | 1.176.535 |
| Without Installment | 1.899.745 | - | 30.408 | 1.930.153 |
| Consumer Credit Cards-FC | 1.720 | - | 23 | 1.743 |
| With Installment | - | - | - | - |
| Without Installment | 1.720 | - | 23 | 1.743 |
| Personnel Loans-YTL | 2.481 | 11.825 | 175 | 14.481 |
| Mortgage Loans | 69 | 797 | 10 | 876 |
| Automotive Loans | 2 | 1.297 | 13 | 1.312 |
| Consumer Loans | 2.410 | 9.731 | 152 | 12.293 |
| Other | - | - | - | - |
| Personnel Loans- Indexed to FC | - | 540 | 2 | 542 |
| Mortgage Loans | - | 494 | 2 | 496 |
| Automotive Loans | - | 46 | - | 46 |
| Consumer Loans | - | - | - | - |
| Other | - | - | - | - |
| Personnel Loans-FC | - | - | - | - |
| Mortgage Loans | - | - | - | - |
| Automotive Loans | - | - | - | - |
| Consumer Loans | - | - | - | - |
| Other | - | - | - | - |
| Personnel Credit Cards-YTL | 11.417 | 761 | 195 | 12.373 |
| With Installment | 4.342 | 761 | 82 | 5.185 |
| Without Installment | 7.075 | - | 113 | 7.188 |
| Personnel Credit Cards-FC | - | - | - | - |
| With Installment | - | - | - | - |
| Without Installment | - | - | - | - |
| Credit Deposit Account-YTL (Real Person) | 125.735 | - | - | 125.735 |
| Credit Deposit Account-FC (Real Person) | - | - | - | - |
| **Total Consumer Loans** | **3.138.564** | **5.984.196** | **107.780** | **9.230.540** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

5. Information on commercial installment loans and corporate credit cards:

| | Short-term | Mid- and long-term | Interest and income accruals | Total |
|---|---|---|---|---|
| Commercial Installment Loans-YTL | 601.694 | 2.790.919 | 39.723 | 3.432.336 |
| Mortgage Loans | 878 | 523.973 | 3.921 | 528.772 |
| Automotive Loans | 29.083 | 1.225.792 | 13.495 | 1.268.370 |
| Consumer Loans | 569.274 | 966.634 | 18.723 | 1.554.631 |
| Other | 2.459 | 74.520 | 3.584 | 80.563 |
| FC Indexed Commercial Installment Loans | 26.352 | 115.493 | 761 | 142.606 |
| Mortgage Loans | - | 33.310 | 112 | 33.422 |
| Automotive Loans | 363 | 56.546 | 229 | 57.138 |
| Consumer Loans | 12.556 | 9.448 | 235 | 22.239 |
| Other | 13.433 | 16.189 | 185 | 29.807 |
| Commercial Installment Loans-FC | 1.426 | 8.869 | 41 | 10.336 |
| Mortgage Loans | - | - | - | - |
| Automotive Loans | - | 4.119 | - | 4.119 |
| Consumer Loans | - | - | - | - |
| Other | 1.426 | 4.750 | 41 | 6.217 |
| Corporate Credit Cards YTL | 54.298 | - | 869 | 55.167 |
| With Installment | - | - | - | - |
| Without Installment | 54.298 | - | 869 | 55.167 |
| Corporate Credit Cards FC | - | - | - | - |
| With Installment | - | - | - | - |
| Without Installment | - | - | - | - |
| Credit Deposit Account-YTL (Legal Person) | 411.250 | - | - | 411.250 |
| Credit Deposit Account-FC (Legal Person) | - | - | - | - |
| **Total** | **1.095.020** | **2.915.281** | **41.394** | **4.051.695** |

6. Loans according to types of borrowers:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Public | 1.236.480 | 1.486.011 |
| Private | 27.100.461 | 20.879.723 |
| **Total** | **28.336.941** | **22.365.734** |

7. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Domestic Loans | 28.110.281 | 21.867.596 |
| Foreign Loans | 226.660 | 498.138 |
| **Total** | **28.336.941** | **22.365.734** |

8. Loans granted to investments in associates and subsidiaries:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Direct Loans Granted to Investments in Associates and Subsidiaries | 136.133 | 115.913 |
| Indirect Loans Granted to Investments in Associates and Subsidiaries | - | - |
| **Total** | **136.133** | **115.913** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

9. Specific provisions provided against loans:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Loans and Receivables with Limited Collectibility | 175.573 | 68.614 |
| Loans and Receivables with Doubtful Collectibility | 76.053 | 53.757 |
| Uncollectible Loans and Receivables | 341.945 | 234.782 |
| **Total** | **593.571** | **357.153** |

10. Information on non-performing loans (Net):

10(i). Information on non-performing loans restructured or rescheduled and other receivables:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| Current Period 31 December 2006 | | | |
| (Gross Amounts Before Specific Provisions) | - | - | 88 |
| Restructured Loans and Other Receivables | - | - | - |
| Rescheduled Loans and Other Receivables | - | - | 88 |
| Prior Period: 31 December 2005 | | | |
| (Gross Amounts Before Specific Provisions) | - | - | 7.346 |
| Restructured Loans and Other Receivables | - | - | - |
| Rescheduled Loans and Other Receivables | - | - | 7.346 |

1

10(ii). Information on the movement of total non-performing loans:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| Prior Period End Balance: 31 December 2005 | 68.614 | 53.757 | 234.782 |
| Additions (+) | 493.628 | 7.238 | 5.913 |
| Transfers from Other Categories of Non Performing Loans (+) | - | 322.189 | 273.084 |
| Transfers to Other Categories of Non-Performing Loans (-) | 322.189 | 273.084 | - |
| Collections (-) | 63.724 | 33.878 | 123.865 |
| Write-offs (-) | 756 | 169 | 47.969 |
| Balance at the End of the Period | 175.573 | 76.053 | 341.945 |
| Specific Provisions (-) | 175.573 | 76.053 | 341.945 |
| **Net Balance on Balance Sheet Date** | - | - | - |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

10(iii). Information on non-performing loans granted as foreign currency loans:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and other receivables with limited collectibility | Loans and other receivables with doubtful collectibility | Uncollectible loans and other receivables |
| Current Period 31 December 2006 | | | |
| Balance at the End of the Period | 3.802 | 6.211 | 19.252 |
| Specific Provisions (-) | 3.802 | 6.211 | 19.252 |
| Net Balance on-Balance Sheet | - | - | - |
| Prior Period: 31 December 2005 | | | |
| Balance at the End of the Period | 2.593 | 168 | 18.200 |
| Specific Provisions (-) | 2.593 | 168 | 18.200 |
| **Net Balance on Balance Sheet** | - | - | - |

11. The policy followed-up for the collection of uncollectible loans and other receivables:

The aim is to liquidate uncollectible loans and other receivables through the collection of collaterals and legal procedures.

### f. Held-to-maturity Investments:

1. Information on government debt securities held-to-maturity:

| | Current Period 31 December 2005 | Prior Period 31 December 2005 |
|---|---|---|
| Government Bonds | - | 486.493 |
| Treasury Bills | - | - |
| Other Public Debt Securities | - | - |
| **Total** | - | **486.493** |

2. Information on investment securities held-to-maturity:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Debt Securities | - | 486.493 |
| Quoted to Stock Exchange | - | - |
| Not Quoted (*) | - | 486.493 |
| Impairment Provision (-) | - | - |
| **Total** | - | **486.493** |

(*) "Not quoted" refers to the debt securities that are not traded on the balance sheet date, although quoted to stock exchange.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

3. The movement of investment securities held-to-maturity:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Beginning Balance | 486.493 | 487.419 |
| FX Differences on Monetary Assets | - | (926) |
| Purchases During Year | - | - |
| Disposals Through Sales and Redemptions (*) | (486.493) | - |
| Impairment Provision (-) | - | - |
| **Period End Balance** | - | **486.493** |

Collateral/blocked amount in held-to-maturity investments as of 31 December 2006 YTL(-) (31 December 2005: YTL486.493). No repurchase agreements exist.

### g. Information on investments in associates (Net):

1. General information about investments in associates: As of 31 December 2006 there are no investments in associates of the Bank.

2. Movement schedule of investment in associates:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Balance at The Beginning of the Period | 19.268 | 187.436 |
| Movements During the Period | | |
| Purchases | - | - |
| Bonus Shares Obtained | - | - |
| Dividends from Current Year Income | - | - |
| Sales (*) | (19.268) | (170.143) |
| Revaluation Increase | - | - |
| Value Increase / (Decrease) | - | 8.356 |
| Currency Translation Differences Arising from Foreign Investments in Associates | - | (6.381) |
| Balance at the End of the Period | - | 19.268 |
| Capital Commitments | - | - |
| Share Percentage at the End of the Period (%) | - | - |

(*) The amount stated as "Sales" as of 31 December 2005 results from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc. Thus the share of the Bank in these investments increased and accordingly the transfer of these companies from the investments in associates portfolio to the subsidiaries portfolio. The amount shown as of 31 December 2006 arose from the reclassification of Ak Yatırım Ortaklığı A.Ş. to the subsidiaries portfolio.

3. Information on sectors and the carrying amounts of the financial investments in associates:

| Associates | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Banks | - | - |
| Insurance Companies | - | - |
| Factoring Companies | - | - |
| Leasing Companies | - | - |
| Finance Companies | - | - |
| Other Financial Investments in Associates | - | 19.268 |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

# I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

4. Associates quoted to stock exchange:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Quoted to Domestic Stock Exchanges | - | 19.268 |
| Quoted to Foreign Stock Exchanges | - | - |

## h. Information on subsidiaries (Net):

1. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section Three.

2. Information on subsidiaries:

| | Title | Address (City / Country) | Bank's share percentage-If different voting percentage (%) | Bank's risk group share percentage (%) |
|---|---|---|---|---|
| 1 | Ak Yatırım Ortaklığı A.Ş. | Istanbul/Turkey | 47,26 | 47,26 |
| 2 | Ak Portföy Yönetimi A.Ş. | Istanbul/Turkey | 99,99 | 99,99 |
| 3 | Ak Global Funding B.V. | Rotterdam/Netherlands | 100,00 | 100,00 |
| 4 | Ak Finansal Kiralama A.Ş. | Istanbul/Turkey | 99,99 | 100,00 |
| 5 | Ak Yatırım Menkul Değerler A.Ş. | Istanbul/Turkey | 99,80 | 100,00 |
| 6 | Akbank N.V. | Rotterdam/Netherlands | 100,00 | 100,00 |
| 7 | Sabancı Bank plc. | London/England | 65,00 | 100,00 |
| 8 | Akbank AG | Frankfurt/Germany | 100,00 | 100,00 |

3. Main financial figures of subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements of the related companies, dated 30 September 2006.

| | Total Assets | Shareholders' Equity | Total Fixed Assets | Interest Income | Income from Marketable Securities Portfolio | Current Period Profit / Loss | Prior Period Profit / Loss | Fair Value (*) |
|---|---|---|---|---|---|---|---|---|
| 1 | 49.844 | 48.244 | 8 | 692 | 1.720 | (614) | 9.475 | 14.633 |
| 2 | 12.906 | 12.144 | 311 | 1.161 | 179 | 6.875 | 5.841 | 3.592 |
| 3 | - | - | - | - | - | - | - | 34 |
| 4 | 508.938 | 130.068 | 218 | 35.750 | 1.947 | 14.508 | 14.399 | 121.088 |
| 5 | 271.171 | 90.663 | 23.565 | 25.695 | 8.749 | 17.218 | 9.315 | 81.360 |
| 6 | 1.476.586 | 144.575 | 1.674 | 38.435 | 24.397 | 3.977 | 3.558 | 139.785 |
| 7 | 666.414 | 285.453 | 747 | 42.466 | 12.500 | 7.288 | 11.793 | 193.109 |
| 8 | 1.790.079 | 392.128 | 1.080 | 57.773 | 3.857 | 8.806 | - | 372.760 |

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.

(*) Fair values refer to the market values for the subsidiaries quoted to stock exchange and acquisition costs after the impairment provision, if any, for the subsidiaries not quoted to a stock exchange and they are equal to the amounts carried at the financial statements.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

4. Movement schedule of subsidiaries :

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Balance at the Beginning of the Period | 455.989 | 205.253 |
| Movements During the Period | | |
| Purchases(*) | 388.640 | 445.714 |
| Bonus Shares and Contributions to Capital (**) | 63.172 | - |
| Dividends From Current Year Income | - | - |
| Sales (***) | (26.958) | (175.563) |
| Revaluation Increase | - | - |
| Impairment Provision | (4.589) | - |
| Currency Translation Differences Arising from Foreign Investments | 50.107 | (19.415) |
| Balance at the End of the Period | 926.361 | 455.989 |
| Capital Commitments | - | - |
| Share Percentage at the End of the Period (%) | - | - |

(*) The amount stated as "Purchases" as of 31 December 2005 results from the purchase of shares of Ak Uluslararası Bankası A.Ş. and Sabancı Bank plc. The shares of the Bank in these investments increased and accordingly these companies have been transferred from the investments in associates portfolio to the subsidiary portfolio. The amount shown as of 31 December 2006 represents the conversion of Frankfurt Branch to %100 investment as of 1 September 2006 with the name of Akbank AG with a cost of YTL369.280 and from the purchase of Zugspitze 70.VV AG amounting YTL92. YTL19.268 results from the transfer of Ak Yatırım Ortaklığı A.Ş. from the associates to subsidiaries portfolio.

(**) The amount shown in "Bonus Shares and Contributions to Capital" line as of 31 December 2006 derives from the capital increase of Ak Finansal Kiralama A.Ş. as of 28 April 2006 amounting YTL23,097 and the remaining YTL40.075 from the addition into the paid-in capital of Akbank N.V. the subordinated loan provided to Akbank N.V. amounting YTL40.075 (25 million EUR) as at 13 April 2006.

(***) The amount of YTL26.820 presented in "Sales" line is the amount arised from the sale of 73,41% Ak Emeklilik A.Ş.'s shares to Aksigorta A.Ş. on 10 March 2006. As of 31 December 2005, amount stated in the "Sales" line presents the amount liquidated due to the merger with Ak Uluslararası Bankası A.Ş..

5. Sectoral information on financial subsidiaries and the related carrying amounts :

| Subsidiaries | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Banks | 705.654 | 246.197 |
| Insurance Companies | - | 26.820 |
| Factoring Companies | - | - |
| Leasing Companies | 121.088 | 97.991 |
| Finance Companies | - | - |
| Other Financial Subsidiaries | 99.619 | 84.981 |

6. Subsidiaries quoted on a stock exchange:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Quoted to Domestic Stock Exchanges | 14.633 | - |
| Quoted to Foreign Stock Exchanges | - | - |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

7. Information on subsidiaries sold in the current period:

| Title | Sale Price | Market or Stock Exchange Value at Sale Date (**) | Cash / Installment Info |
|---|---|---|---|
| Ak Emeklilik A.Ş. (*) | 125.000 | 125.000 | Cash |

(*) The Bank has sold 73,41% shares of Ak Emeklilik A.Ş. to Aksigorta A.Ş. with an amount of YTL125.000. The gain resulted from this sale amounting to YTL98.180 has been recognized under "other operating income" in the income statement.

(**) This value represents the fair value according to the report prepared by an independent firm at the sale date.

8. Subsidiaries purchased in the current period:

| Title | Purchase Price | Market or Stock Exchange Value at Sale Date | Cash / Installment Info |
|---|---|---|---|
| Zugspitze 70.VV AG (*) | 92 | 92 | Cash |
| Akbank A.G. (**) | 369.280 | 369.280 | Asset Capital |

(*) The Bank purchased all shares of Zugspitze 70.VV AG, a company based in Germany, for YTL92 within the conversion transaction of Frankfurt Branch into an AG status company as of 27 April 2006.

(**) As of 1 September 2006, the Frankfurt Branch became 100% investment of the Bank and named Akbank AG.

### i. Explanations on property and equipment

| | Immovables | Other Tangible Fixed Assets | Construction in Progress | Total |
|---|---|---|---|---|
| Prior Period End: 31 December 2005 | | | | |
| Cost | 589.697 | 542.704 | 7.891 | 1.140.292 |
| Accumulated Depreciation(-) | 147.677 | 330.660 | - | 478.337 |
| Net Book Value | 442.020 | 212.044 | 7.891 | 661.955 |
| Current Period End : 31 December 2006 | | | | |
| Net Book Value at the Beginning of the Period | 442.020 | 212.044 | 7.891 | 661.955 |
| Additions | 46.985 | 95.978 | 56.485 | 199.448 |
| Disposals(-) Net | 8.643 | 4.433 | 59.394 | 72.470 |
| Depreciation (-) | 11.824 | 81.919 | - | 93.743 |
| Impairment | - | - | - | - |
| Cost at Period End | 624.412 | 604.089 | 4.982 | 1.233.483 |
| Accumulated Depreciation at Period End (-) | 155.874 | 382.419 | - | 538.293 |
| **Closing Net Book Value** | **468.538** | **221.670** | **4.982** | **695.190** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

| | Immovables | Other tangible fixed assets | Construction in progress | Total |
|---|---|---|---|---|
| Prior Period End: 31 December 2004 | | | | |
| Cost | 590.041 | 474.388 | 7.748 | 1.072.177 |
| Accumulated depreciation(-) | 136.906 | 277.435 | - | 414.341 |
| Net book value | 453.135 | 196.953 | 7.748 | 657.836 |
| Current Period End : 31 December 2005 | | | | |
| Net book value at the beginning of the period | 453,135 | 196.953 | 7.748 | 657.836 |
| Additions | 6,560 | 89.502 | 52.768 | 148.830 |
| Disposals(-) | 5,889 | 1.711 | 52.625 | 60.225 |
| Depreciation (-) | 11,786 | 72.700 | - | 84.486 |
| Impairment | - | - | - | - |
| Cost at Period End | 589.697 | 542.704 | 7.891 | 1.140.292 |
| Accumulated Depreciation at Period End (-) | 147.677 | 330.660 | - | 478.337 |
| **Closing net book value** | **442.020** | **212.044** | **7.891** | **661.955** |

As of 31 December 2006, total impairment amounting to YTL11.799 for buildings is accounted in the financial statements (31 December 2005: YTL11.799).

### j. Explanations on intangible assets:

1. Cost and accumulated amortization at the beginning and end of the period:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Nominal Book Values | 100.151 | 78.278 |
| Accumulated Amortization(-) | 65.820 | 57.060 |
| Net Book Value | 34.331 | 21.218 |

2. Reconciliation of movements for the current period and prior period:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Cost | 78.278 | 75.326 |
| Accumulated Amortization | 57.060 | 49.198 |
| **Net book value** | **21.218** | **26.128** |
| | | |
| Opening Balance | 21.218 | 26.128 |
| Additions | 22.595 | 5.466 |
| Disposals(-) | 23 | 2.555 |
| Depreciation (-) | 9.459 | 7.821 |
| **Closing Net Book Value** | **34.331** | **21.218** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## I. EXPLANATIONS AND NOTES RELATED TO ASSETS (CONTINUED):

### k. Information on deferred tax asset

As of 31 December 2006 and 31 December 2005, the Bank has no "deferred tax assets".

There are no carry forward tax losses that can be deducted from the tax base of the Bank. Deferred tax assets and liabilities which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation, are netted-off and accounted under deferred tax liability as YTL830. An explanation about the net deferred tax liability is given in Note II.g-2 of Section Five.

### l. Information on assets held for resale:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Cost | 1.492 | 1.245 |
| Accumulated Depreciation | 75 | 62 |
| **Net Book Value** | **1.417** | **1.183** |
| | | |
| Opening Balance | 1.417 | 1.183 |
| Additions | 1.074 | 414 |
| Disposals(-) | 131 | 155 |
| Depreciation (-) | 36 | 25 |
| **Closing Net Book Value** | **2.324** | **1.417** |

### m. Information on other assets:

Other assets amount to YTL190.647 (31 December 2005: YTL76.196) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES:

### a. Information on deposits

1. Information on maturity structure of the deposits:

There are no deposits with 7 days notification and accumulative deposits:

1(i). Current Period - 31 December 2006

| | Demand | Up to 1 Month | 1 – 3 Months | 3 – 6 Months | 6 month – 1 year | 1 year and over | Accrual | Total |
|---|---|---|---|---|---|---|---|---|
| Saving Deposits | 1.094.717 | 2.222.828 | 7.756.888 | 1.812.749 | 157.136 | 45.792 | 155.924 | 13.246.034 |
| Foreign Currency Deposits | 2.568.098 | 1.620.489 | 7.429.038 | 1.539.728 | 833.441 | 445.212 | 51.723 | 14.487.729 |
| Residents in Turkey | 2.533.878 | 1.600.718 | 7.366.658 | 1.488.505 | 794.654 | 293.064 | 50.310 | 14.127.787 |
| Residents Abroad | 34.220 | 19.771 | 62.380 | 51.223 | 38.787 | 152.148 | 1.413 | 359.942 |
| Public Sector Deposits | 27.802 | 249 | 1.471 | 191 | 86 | 183 | 39 | 30.021 |
| Commercial Deposits | 1.331.171 | 701.785 | 1.080.725 | 17.554 | 3.520 | 2.254 | 31.929 | 3.168.938 |
| Other Institutions Deposits | 660.627 | 77.004 | 457.781 | 138.239 | 155.949 | 29.152 | 15.172 | 1.533.924 |
| Gold Vault | - | - | - | - | - | - | - | - |
| Bank Deposits | 105.833 | 393.759 | 1.126.142 | 85.942 | 8.122 | 2.915 | 12.147 | 1.734.860 |
| The CBRT | - | - | - | - | - | - | - | - |
| Domestic Banks | 1.121 | 392.500 | 1.000 | 1.000 | 1.000 | - | 3.053 | 399.674 |
| Foreign Banks | 29.891 | 1.259 | 1.125.142 | 84.942 | 7.122 | 2.915 | 9.094 | 1.260.365 |
| Special Finance Institutions | 74.821 | - | - | - | - | - | - | 74.821 |
| Other | - | - | - | - | - | - | - | - |
| **Total** | **5.788.248** | **5.016.114** | **17.852.045** | **3.594.403** | **1.158.254** | **525.508** | **266.934** | **34.201.506** |

1(ii). Prior Period-31 December 2005

| | Demand | Up to 1 Month | 1 – 3 Months | 3 – 6 Months | 6 month – 1 year | 1 year and over | Accrual | Total |
|---|---|---|---|---|---|---|---|---|
| Saving Deposits | 1.053.096 | 1.106.012 | 5.315.626 | 2.867.657 | 182.688 | 200.070 | 148.673 | 10.873.822 |
| Foreign Currency Deposits | 2.177.449 | 1.096.469 | 5.985.392 | 2.227.081 | 565.160 | 467.264 | 38.499 | 12.557.314 |
| Residents in Turkey | 2.138.430 | 919.942 | 5.550.700 | 1.806.081 | 458.580 | 220.709 | 32.012 | 11.126.454 |
| Residents Abroad | 39.019 | 176.527 | 434.692 | 421.000 | 106.580 | 246.555 | 6.487 | 1.430.860 |
| Public Sector Deposits | 22.037 | 358 | 743 | 127 | 114 | 104 | 30 | 23.513 |
| Commercial Deposits | 1.278.096 | 341.270 | 1.725.887 | 577.330 | 10.063 | 11.543 | 56.051 | 4.000.240 |
| Other Institutions Deposits | 580.137 | 123.059 | 383.765 | 176.616 | 130.592 | 202.972 | 21.381 | 1.618.522 |
| Gold Vault | - | - | - | - | - | - | - | - |
| Bank Deposits | 99.761 | 819.802 | 960.574 | 752.563 | 8.500 | 1.000 | 19.358 | 2.661.558 |
| The CBRT | - | - | - | - | - | - | - | - |
| Domestic Banks | 534 | 814.734 | - | - | 8.500 | 1.000 | 2.888 | 827.656 |
| Foreign Banks | 21.483 | 5.068 | 960.574 | 752.563 | - | - | 16.470 | 1.756.158 |
| Special Finance Institutions | 77.744 | - | - | - | - | - | - | 77.744 |
| Other | - | - | - | - | - | - | - | - |
| **Total** | **5.210.576** | **3.486.970** | **14.371.987** | **6.601.374** | **897.117** | **882.953** | **283.992** | **31.734.969** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

| | Under the Guarantee of Deposit Insurance | | Exceeding the Limit of Deposit Insurance | |
|---|---|---|---|---|
| | Current Period 31 December 2006 | Prior Period 31 December 2005 | Current Period 31 December 2006 | Prior Period 31 December 2005 |
| Saving Deposits | 6.094.970 | 4.930.096 | 7.149.836 | 5.925.409 |
| Foreign Currency Saving Deposits | 4.840.388 | 4.269.256 | 7.232.684 | 5.102.285 |
| Other Deposits in the Form of Saving Deposits | - | - | - | - |
| Foreign Branches' Deposits under Foreign Authorities' Insurance | - | 7.414 | - | - |
| Off-Shore Banking Regions' Deposits under Foreign Authorities' Insurance | - | - | - | - |

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Saving Deposits in Foreign Branches | - | - |
| Saving Deposits in Off-Shore Banking Regions | 1.228 | 22.701 |

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

**b. Information on trading derivative financial liabilities:**

Schedule of negative differences for trading derivative financial liabilities:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Forward Transactions | 16.756 | 31 | 63 | 797 |
| Swap Transactions | - | 29.405 | 536 | 42.573 |
| Future Transactions | - | - | - | - |
| Options | - | - | - | - |
| Other | - | - | - | - |
| **Total** | **16.756** | **29.436** | **599** | **43.370** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

### c. Information on borrowings:

1. Information on banks and other financial institutions:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Borrowings from the CBRT | - | - | - | - |
| From Domestic Bank and Institutions | 122.463 | 27.889 | 83.480 | 30.042 |
| From Foreign Banks, Institutions and Funds | - | 9.059.117 | - | 7.216.351 |
| **Total** | **122.463** | **9.087.006** | **83.480** | **7.246.393** |

2. Information on maturity structure of borrowings:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Short-Term | 122.463 | 3.062.157 | 83.480 | 4.465.955 |
| Medium and Long-Term | - | 6.024.849 | - | 2.780.438 |
| **Total** | **122.463** | **9.087.006** | **83.480** | **7.246.393** |

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

3. Repayment schedule of securitization credits:

There are two long-term securitizations realized by using AK Receivables Corporation and A.R.T.S. Ltd., the "Special Purpose Entities" of the Bank established abroad. The total amount of these borrowings amount to USD2.811 million (YTL3.977.618) (31 December 2005: USD1.879 million (YTL2.583.179) and the related repayment schedules are presented in the table below:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| 2006 | - | 178.461 |
| 2007 | 332.976 | 112.895 |
| 2008 | 510.577 | 298.150 |
| 2009 | 526.945 | 480.318 |
| 2010 | 536.596 | 489.697 |
| 2011 | 543.033 | 487.263 |
| 2012 | 557.564 | 348.465 |
| 2013 | 552.506 | 187.930 |
| 2014 | 284.245 | - |
| 2015 | 66.588 | - |
| 2016 | 66.588 | - |
| **Total** | **3.977.618** | **2.583.179** |

### d. Information on other foreign liabilities:

Other foreign liabilities amount to YTL456.574 (31 December 2005: YTL287.100) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

### e. Information on financial leasing agreements:

The contingent rent installments of financial lease contracts are determined by the price of commodity, market interest rates and the maturity of funding. The financial leasing contracts do not have any conditions which cause significant commitments for the Bank.

Liabilities incurred due to financial leasing agreements:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | Gross | Net | Gross | Net |
| Less Than 1 Year | 17.195 | 12.633 | 898 | 863 |
| Between 1-4 Years | 23.949 | 21.287 | - | - |
| More Than 4 Years | - | - | - | - |
| **Total** | **41.144** | **33.920** | **898** | **863** |

### f. Information on provisions:

1. Information on general provisions:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| **General Provisions** | **181.233** | **124.809** |
| Provisions for Group I. Loans and Receivables | 139.596 | 101.110 |
| Provisions for Group II. Loans and Receivables | 5.198 | 2.343 |
| Provisions for Non Cash Loans | 11.593 | 9.736 |
| Other | 24.846 | 11.620 |

2. Information on reserve for employment termination benefit

Under the Turkish Labour Law, the Bank is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL1.857,44 in full YTL amount (31 December 2005: YTL1,727.15) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Bank arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Discount Rate (%) | 5,71 | 5,45 |
| Rate for the Probability of Retirement (%) | 0,93 | 0,93 |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

The principal actuarial assumption is that the maximum liability of YTL1.770,62 will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL1.960,69 (1 January 2006:YTL1.770,64) effective from 1 January 2007 has been taken into consideration in calculating the reserve for employee termination benefits.

Movements in the reserve for employment termination benefits during the periods are as follows:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Balance at the Beginning of the Period | 42.445 | 38.758 |
| Provisions Recognized During the Period | 13.126 | 21.971 |
| Paid During the Period | (18.498) | (18.284) |
| Balance at the End of the Period | 37.073 | 42.445 |

In addition as of 31 December 2006, the Bank has accounted provision for unused vacation rights amounting to YTL17.270 as of 31 December 2006 (31 December 2005: YTL10.262).

3. Information on Provisions Related with Foreign Currency Difference of Foreign Indexed Loans:

   As of 31 December 2006, the provision related to foreign currency difference of foreign indexed loans amounts to YTL8.478 (31 December 2005: YTL-).

4. Specific provisions on non-cash loans that are non-funded and non-transformed into cash:

   Provision for non-cash loans that are non-funded and non-transformed into cash as of 31 December 2006 amount to YTL21.921 (31 December 2005: YTL10.144).

5. Information on other provisions:

   5(i). Information on provisions for possible risks:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Provisions for Possible Risks | - | 47.415 |

   5(ii). Information on banking services promotion provisions:

   The Bank has provisions on credit cards and banking services promotion applications amounting YTL76.211 (31 December 2005: YTL27.115).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

### g. *Explanations on* Tax Liability:

1. Explanations on Current Tax Liability:

The tax calculation of the Bank is explained in Note XVIII of Section Three. As of 31 December 2006, the tax liability after the deduction of temporary taxes paid is YTL96.051 (31 December 2005: YTL202.388).

1(i). Information on taxes payable:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Corporate Tax Payable | 96.051 | 202.388 |
| Taxation on Marketable Securities | 53.245 | 36.487 |
| Property Tax | 373 | 374 |
| Banking Insurance Transaction Tax (BITT) | 31.294 | 22.032 |
| Foreign Exchange Transaction Tax | 2.115 | 1.061 |
| Value Added Tax Payable | 1.018 | 1.330 |
| Other | 11.478 | 11.282 |
| **Total** | **195.574** | **274.954** |

1(ii). Information on premium payables:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Social Security Premiums – Employee | - | 1 |
| Social Security Premiums - Employer | 1 | 3 |
| Bank Social Aid Pension Fund Premium- Employee | 7 | 10 |
| Bank Social Aid Pension Fund Premium - Employer | 167 | 173 |
| Pension Fund Membership Fees and Provisions - Employee | - | - |
| Pension Fund Membership Fees and Provisions - Employer | - | - |
| Unemployment Insurance - Employee | 296 | 271 |
| Unemployment Insurance - Employer | 593 | 543 |
| Other | - | 7 |
| **Total** | **1.064** | **1.008** |

2. Information on deferred tax liability:

| | Current Period 31 December 2006 | | Current Period 31 December 2005 | |
|---|---|---|---|---|
| | Cumulative Temporary Differences | Deferred Tax Asset/(Liability) | Cumulative Temporary Differences | Deferred Tax Asset/(Liability) |
| Reserve for Employee Rights | (54.343) | 10.869 | (52.707) | 15.812 |
| Other Provisions | (43.059) | 8.612 | (29.336) | 8.801 |
| Other | (686) | 137 | (467) | 140 |
| **Deferred Tax Asset** | | **19.618** | | **24.753** |
| | | | | |
| Differences Between the Tax Base and Carrying Value of the Assets | | | | |
| Property and Equipment | 98.965 | (19.793) | 78.982 | (23.695) |
| Financial Assets | 3.273 | (655) | 118.611 | (35.583) |
| Reversal of Country Risk Provision | - | - | 76.825 | (30.730) |
| **Deferred Tax Liability** | | **(20.448)** | | **(90.008)** |
| | | | | |
| **Deferred Tax Liability, Net** | | **(830)** | | **(65.255)** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

### h. Information on subordinated loans:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| From Domestic Banks | - | - | - | - |
| From Other Domestic Institutions | - | - | - | - |
| From Foreign Banks | - | - | - | - |
| From Other Foreign Institutions | - | - | - | 4.159 |
| **Total** | - | - | - | **4.159** |

### i. Information on Shareholders' Equity:

1. Presentation of paid-in capital:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Common Stock | 2.200.000 | 1.800.005 |
| Preferred Stock | - | - |

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

| Capital System | Paid-in capital | Ceiling |
|---|---|---|
| Registered Share Capital | 2.200.000 | 2.500.000 |

3. Information on the share capital increases during the period and their sources:

| Date of Capital Increase | Amount of Capital Increase | Cash | Profit Reserves Subject to Increase | Capital Reserves Subject to Increase |
|---|---|---|---|---|
| 29 May 2006 | 399.995 | - | 199.997 | 199.998 |

4. Information on share capital increases from revaluation funds during the current period:

| Marketable Securities Value Increase Fund | Tangible and Non Tangible Assets' Revaluation Increase | Investments, Associates and Mutually Controlled Associates (Net) | Other |
|---|---|---|---|
| - | - | - | 199.998 |

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Bank's shareholders' equity is getting steadily stronger.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES (CONTINUED):

a. Information on privileges given to shares representing the capital: None.

**j. Information on marketable securities value increase fund:**

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| From Investments in Associates, Subsidiaries, and Joint Ventures | 5.675 | - | 55.450 | - |
| Valuation Difference | (152.110) | 16.346 | 189.754 | 26.633 |
| Foreign Currency Difference | - | - | - | - |
| **Total** | **(146.435)** | **16.346** | **245.204** | **26.633** |

Information on the part of the value increase fund related to foreign currency marketable securities: The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with "effective yield method" of government bonds classified as available-for-sale financial assets.

## III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT

**a. Information on interest income:**

**1. Information on interest income on loans:**

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Short-Term Loans | 2.053.155 | 106.800 | 1.539.058 | 67.413 |
| Medium and Long-Term Loans | 1.346.820 | 402.260 | 917.456 | 222.886 |
| Interest on Loans Under Follow-Up | 20.825 | 156 | 19.237 | 160 |
| Premiums Received from the Resource Utilization Support Fund | - | - | - | - |
| **Total** | **3.420.800** | **509.216** | **2.475.751** | **290.459** |

**2. Information on interest income on banks:**

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| From the CBRT | - | 7.126 | - | 2.932 |
| From Domestic Banks | 375 | 2.995 | 2.242 | 122 |
| From Foreign Banks | 201 | 62.618 | 1.166 | 24.776 |
| Headquarters and Branches Abroad | - | - | - | - |
| **Total** | **576** | **72.739** | **3.408** | **27.830** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

### 3. Information on interest income on marketable securities:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| From Trading Financial Assets | 105.390 | 446.630 | 185.019 | 249.090 |
| From Financial Assets at Fair Value Through Profit or Loss | - | - | - | - |
| From Available-for-Sale Financial Assets | 1.644.653 | 214.483 | 1.726.051 | 211.863 |
| From Held-to-Maturity Investments: | 19.868 | - | 41.620 | 2.065 |
| **Total** | **1.769.911** | **661.113** | **1.952.690** | **463.018** |

### 4. Information on interest income received from investments in associates and subsidiaries:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Interests Received From Investments in Associates And Subsidiaries | 8.819 | 2.700 |

## b. Information on interest expense:

### 1. Information on interest expense on borrowings:

| | Current Period 31 December 2006 | | Prior Period 31 December 2005 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Banks | 15.065 | 421.395 | 11.072 | 199.210 |
| The CBRT | - | - | - | - |
| Domestic Banks | 12.417 | 1.536 | 10.797 | 1.166 |
| Foreign Banks | 2.648 | 419.859 | 275 | 198.044 |
| Headquarters and Branches Abroad | - | - | - | - |
| Other Institutions | - | - | - | 1.318 |
| **Total** | **15.065** | **421.395** | **11.072** | **200.528** |

### 2. Information on interest expense given to investments in associates and subsidiaries:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Interest Paid to Investment in Associates and Subsidiaries | 4.880 | 1.523 |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

### 3. Maturity structure of the interest expense on deposits:

There are no deposits with 7 days notification and accumulative deposits:

| | Demand Deposits | Time Deposit | | | | | Total |
|---|---|---|---|---|---|---|---|
| | | Up to 1 Month | Up to 3 Month | Up to 6 Month | Up to 1 Year | More than 1 Year | |
| **YTL** | | | | | | | |
| Bank Deposits | 2.226 | 107.562 | 13.590 | 942 | 19 | - | **124.339** |
| Saving Deposits | 2.234 | 363.373 | 1.268.041 | 296.335 | 25.687 | 7.486 | **1.963.156** |
| Public Sector Deposits | 572 | 74 | 182 | 23 | 4 | 3 | **858** |
| Commercial Deposit | 1.175 | 162.080 | 249.598 | 4.054 | 813 | 521 | **418.241** |
| Other Deposits | 5.279 | 14.701 | 87.399 | 26.392 | 29.774 | 5.566 | **169.111** |
| Total | 11.486 | 647.790 | 1.618.810 | 327.746 | 56.297 | 13.576 | **2.675.705** |
| **FC** | | | | | | | |
| Foreign Currency Deposits | 3.616 | 48.374 | 281.142 | 78.579 | 35.096 | 16.968 | **463.775** |
| Bank Deposits | 5.909 | 88 | 28.587 | 2.528 | 494 | 202 | **37.808** |
| Gold Vault | - | - | - | - | - | - | - |
| Total | 9.525 | 48.462 | 309.729 | 81.107 | 35.590 | 17.170 | **501.583** |
| **Grand Total** | **21.011** | **696.252** | **1.928.539** | **408.853** | **91.887** | 30.746 | **3.177.288** |

### c. Explanations on dividend income:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| From Trading Financial Assets | 3 | - |
| From Financial Assets at Fair Value Through Profit or Loss | - | - |
| Available-for-Sale Financial Assets | 1.156 | 3.997 |
| Other (*) | 74.986 | 46.347 |
| **Total** | **76.145** | **50.344** |

(*) Discloses the dividend income received from investments in associates and subsidiaries.

### d. Information on trading loss/income: (Net)

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| **Income** | **10.753.044** | **5.251.219** |
| Income from Capital Market Transactions | 323.935 | 238.611 |
| From Derivative Financial Transactions | 107.250 | 23.830 |
| Other | 216.685 | 214.781 |
| Foreign Exchange Gains | 10.429.109 | 5.012.608 |
| **Loss (-)** | **10.696.403** | **4.988.632** |
| Loss from Capital Market Transactions | 176.914 | 49.806 |
| From Derivative Financial Transactions | 103.962 | 30.082 |
| Other | 72.952 | 19.724 |
| Foreign Exchange Loss | 10.519.489 | 4.938.826 |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

### e. Explanations on other operating income:

There are no extraordinary items included in other operating income.

### f. Provision expenses related to loans and other receivables of the Bank:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Specific Provisions for Loans and Other Receivables | 374.457 | 299.879 |
| III. Group Loans and Receivables | 361.306 | 290.688 |
| IV. Group Loans and Receivables | 7.238 | 5.235 |
| V. Group Loans and Receivables | 5.913 | 3.956 |
| General Provision Expenses | 56.424 | 47.880 |
| Provision Expense for Possible Risks | - | - |
| Marketable Securities Impairment Expense | - | - |
| Financial Assets at Fair Value Through Profit or Loss | - | - |
| Available-for-Sale Financial Assets | - | - |
| Investments in Associates, Subsidiaries and Held-to-Maturity Securities Value Decrease | - | - |
| Investments in Associates | - | - |
| Subsidiaries | - | - |
| Joint Ventures | - | - |
| Held–to-Maturity Investments: | - | - |
| Other | - | 176 |
| **Total** | **430.881** | **347.935** |

### g. Information related to other operating expenses:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Personnel Expenses | 549.848 | 421.738 |
| Reserve for Employee Termination Benefits | - | 3.687 |
| Bank Social Aid Provision Fund Deficit Provision | - | - |
| Impairment Expenses of Fixed Assets | - | - |
| Depreciation Expenses of Fixed Assets | 93.569 | 83.702 |
| Impairment Expenses of Intangible Assets | - | - |
| Goodwill Impairment Expenses | - | - |
| Amortization Expenses of Intangible Assets | 9.459 | 9.079 |
| Impairment Expenses of Equity Participations for Which Equity Method is Applied | - | - |
| Impairment Expenses of Assets Held for Resale | - | - |
| Depreciation Expenses of Assets Held for Resale | - | - |
| Impairment Expenses of Fixed Assets Held for Sale | - | - |
| Other Operating Expenses | 719.302 | 636.549 |
| Operational Leasing Expenses | 30.321 | 28.677 |
| Maintenance Expenses | 44.247 | 84.517 |
| Advertisement Expenses | 118.949 | 109.637 |
| Other Expenses | 525.785 | 413.718 |
| Loss on Sales of Assets | 626 | - |
| Other | 204.475 | 175.249 |
| **Total** | **1.577.279** | **1.330.004** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT (CONTINUED):

### h. Explanations on profit and loss before tax:

**Other operational expenses**

According to the "Uniform Chart of Accounts", the foreign exchange gains from the foreign currency indexed assets are recorded to the "Other operating income" account instead of the "Foreign exchange gains" account. However, in a case where the year-end foreign exchange rates are below the rates at the beginning of the year, foreign exchange losses from assets are deducted from the foreign exchange gains accounted to the "Other operating income" account during the year, and then the remainder is accounted as "Other operating expenses."

Thus, approximately YTL56.000, essentially a foreign exchange loss, has been booked as "Other operating expense". Had this loss been booked in the "foreign exchange gains/losses" account, the Bank's "Other operating income" would be approximately YTL408.988 and "Net Foreign Exchange Loss" would be approximately YTL34.380. (As of 31 December 2005, approximately YTL21.000, essentially a foreign exchange loss, has been booked as "Other operating expense". Had this loss been booked in the "foreign exchange gains/losses" account, the Bank's "Total operating expenses" would be approximately YTL1.309.004 and "Net Foreign Exchange Gains" would be approximately YTL52.782).

### i. Information on Tax Provision

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As of 31 December 2006, the Bank has a current tax expense of YTL351.948 and deferred tax income of YTL15.578.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income occurred due to the temporary differences is YTL2.405 and deferred tax expense is YTL3.057; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL23.770 and YTL7.540 respectively. The Bank has YTL15.578 net deferred tax income.

3. Information on reflection of temporary difference, financial loss, diminution of tax and exceptions on income statement: None.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS

### a. Explanations on off balance sheet commitments :

1. Type and amount of irrevocable commitments: YTL27.617 asset purchase commitments (31 December 2005: YTL18.567), YTL5.505.475 commitment for credit card limits (31 December 2005: YTL4.798.983), YTL1.599.262 commitments for checque books (31 December 2005: 1.390.545).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Bank has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

   2(i). Non-cash loans including guarantees, bank acceptances, collaterals and other that are accepted as financial commitments and other letters of credit:

| | Current Period 31 December 2006 | Prior Period 31 December 2006 |
|---|---|---|
| Bank Acceptance Loans | 60.814 | 49.403 |
| Letters of Credit | 773.165 | 856.224 |
| Other Commitments and Contingencies | 91.815 | 44.425 |
| **Total** | **925.794** | **950.052** |

   2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Revocable Letters of Guarantee | 144.358 | 127.070 |
| Irrevocable Letters of Guarantee | 2.330.632 | 1.981.023 |
| Letters of Guarantee Given in Advance | 187.801 | 230.978 |
| Guarantees Given to Customs | 187.124 | 181.996 |
| Other Letters of Guarantee | 143.434 | 77.084 |
| **Total** | **2.993.349** | **2.598.151** |

   3(i). Total amount of non-cash loans:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| Non-Cash Loans Given against Cash Loans | 66.386 | 81.361 |
| With Original Maturity of 1 Year or Less Than 1 Year | 51.214 | 67.116 |
| With Original Maturity of More Than 1 Year | 15.172 | 14.245 |
| Other Non-Cash Loans | 3.852.757 | 3.466.842 |
| **Total** | **3.919.143** | **3.548.203** |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

3(ii). Information on sectoral risk concentrations of non-cash loans:

| | Current Period 31 December 2006 | | | | Prior Period 31 December 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | YTL | (%) | FC | (%) | YTL | (%) | FC | (%) |
| Agricultural | 19.702 | 0,93 | 773 | 0,04 | 10.917 | 0,66 | 2.577 | 0,14 |
| Farming and Raising Livestock | 4.905 | 0,23 | 14 | 0,00 | 2.998 | 0,18 | 367 | 0,02 |
| Forestry | 14.728 | 0,70 | 759 | 0,04 | 7.906 | 0,48 | 2.210 | 0,12 |
| Fishing | 69 | 0,00 | - | - | 13 | 0,00 | - | - |
| Manufacturing | 733.901 | 34,69 | 898.782 | 49,82 | 472.274 | 28,88 | 1.120.283 | 58,57 |
| Mining | 9.033 | 0,43 | 3.836 | 0,21 | 12.537 | 0,77 | 3.189 | 0,17 |
| Production | 701.090 | 33,14 | 770.803 | 42,73 | 450.065 | 27,52 | 1.016.787 | 53,16 |
| Electric, Gas and Water | 23.778 | 1,12 | 124.143 | 6,88 | 9.672 | 0,59 | 100.307 | 5,24 |
| Construction | 73.891 | 3,49 | 42.929 | 2,38 | 35.562 | 2,17 | 17.252 | 0,90 |
| Services | 1.140.296 | 53,92 | 452.329 | 25,09 | 751.497 | 45,94 | 618.920 | 32,36 |
| Wholesale and Retail Trade | 888.606 | 42,01 | 207.725 | 11,52 | 638.289 | 39,02 | 192.065 | 10,04 |
| Hotel, Food and Beverage Services | 24.939 | 1,18 | 6.135 | 0,34 | 10.740 | 0,66 | 610 | 0,03 |
| Transportation and Telecommunication | 46.055 | 2,18 | 27.428 | 1,52 | 29.764 | 1,82 | 27.145 | 1,42 |
| Financial Institutions | 113.778 | 5,38 | 203.746 | 11,30 | 59.769 | 3,65 | 396.135 | 20,71 |
| Real Estate and Leasing Services | 554 | 0,03 | - | - | 205 | 0,01 | 27 | 0,00 |
| Self-Employment Services | 14.293 | 0,68 | 2.114 | 0,12 | - | - | - | - |
| Education Services | 13.345 | 0,63 | 382 | 0,02 | 5.324 | 0,33 | 336 | 0,02 |
| Health and Social Services | 38.726 | 1,83 | 4.799 | 0,27 | 7.406 | 0,45 | 2.602 | 0,14 |
| Other | 147.621 | 6,97 | 408.919 | 22,67 | 365.400 | 22,35 | 153.521 | 8,03 |
| **Total** | **2.115.411** | **100,00** | **1.803.732** | **100,00** | **1.635.650** | **100,00** | **1.912.553** | **100,00** |

3(iii). Information on the non-cash loans classified in Group I and Group II:

| | Group I | | Group II | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| **Non-Cash Loans** | **2.081.082** | **1.793.639** | **34.329** | **10.093** |
| Letters of Guarantee | 2.038.266 | 914.753 | 34.036 | 6.294 |
| Bank Acceptances | 15 | 60.198 | - | 601 |
| Letters of Credit | 162 | 769.805 | - | 3.198 |
| Endorsements | - | - | - | - |
| Underwriting Commitments | - | - | - | - |
| Factoring Guarantees | - | - | - | - |
| Other Commitments and Contingencies | 42.639 | 48.883 | 293 | - |

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS (CONTINUED):

### b. Information on derivative transactions:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| **Types of Trading Transactions** | | |
| Foreign Currency Related Derivative Transactions (I) | 4.704.205 | 5.487.609 |
| FC Trading Forward Transactions | 772.109 | 283.855 |
| Trading Swap Transactions | 3.532.782 | 4.392.381 |
| Futures Transactions | 74.013 | - |
| Trading Option Transactions | 325.301 | 811.373 |
| Interest Related Derivative Transactions (II) | 3.445.972 | 813.380 |
| Forward Interest Rate Agreements | - | - |
| Interest Rate Swaps | 3.445.972 | 813.380 |
| Interest Rate Options | - | - |
| Interest Rate Futures | - | - |
| Other Trading Derivative Transactions (III) | 317.037 | 157.109 |
| A. Total Trading Derivative Transactions (I+II+III) | 8.467.214 | 6.458.098 |
| | | |
| **Types of Hedging Transactions** | | |
| Fair Value Hedges | - | - |
| Cash Flow Hedges | - | - |
| Foreign Currency Investment Hedges | - | - |
| B. Total Hedging Related Derivatives | - | - |
| | | |
| **Total Derivative Transactions (A+B)** | **8.467.214** | **6.458.098** |

As explained in Note IV of Section Three, certain derivative transaction while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in TAS 39, and are therefore treated as derivatives held for trading.

### c. Explanations on contingent assets and liabilities:

The Bank has accounted a provision amounting to YTL21.768 (31 December 2005: YTL7.867) for the contingent liabilities with a high probability of realization.

There are three lawsuits filed by the Bank in the amount of YTL754.303 against Turkish Ministry of Finance ("Ministry") related to correction of corporate tax amounts paid in 2001, 2002 and 2003, with reference to the provision that " legal and extraordinary reserves and losses subject to decrease of share capital will be deducted from tax base as expense in determination of corporate tax base of banks" in the scope of principles established in repealed Corporate Tax Law article 14, paragraph 7, in accordance with the temporary article 4 added to the Banks Law No. 4389 with the Law No. 4743 which ceased to be effective on 1 November 2005.

First Degree Tax Court has complied with the correction decision of Council of State in favour of the Bank on 27 November 2006, related to the lawsuit in the amount of YTL484.943 regarding the fiscal year 2002, and Ministry was notified of the court's ruling. Ministry appealed against first instance court resolution. While required legal processes regarding obligation of Ministry to pay the relevant amount were completed on 19 January 2007, Ministry has not made any payment to the Bank. The Bank is continuing to discuss with the Ministry in respect of collection of the amount.

Lawsuits in the amount of YTL269.360 regarding the years 2001 and 2003 are at the stage of appeal at Council of State.

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## V. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

**a. Information related to inflation adjustment differences on shareholders' equity:**

Inflation accounting applicable for the banking sector has been terminated as of 1 January 2005, based on the BRSA decision No. 1623 taken on 21 April 2005, in accordance with the decree published by the BRSA on 28 April 2005.

According to this decree, the "Inflation adjustment difference on paid-in capital" amounting to YTL2.401.893 accumulated until 31 December 2005 has been transferred to "Other Capital Reserves" account. Inflation adjustment differences related to other equity items are presented in the respective accounts.

**b. Information related to distribution of profit**

The Ordinary General Assembly of the Bank was held on 27 March 2006. In the Ordinary General Assembly, it was resolved to distribute YTL540.001 cash dividend over YTL1.438.294 net income on 2005 operations, before the effects of TAS adjustments as explained in Note I.b of Section Three. The dividends are YTL0,30 for each YTL1 nominal valued share. The General Assembly also resolved to distribute 22,22% bonus shares and to increase paid-in capital from YTL1.800.005 to YTL2.200.000 using YTL199.998 from other capital reserves, YTL117.516 from property and investment sale incomes and YTL82.481 from extraordinary reserves.

**c. Information related to foreign exchange difference:**

Foreign currency denominated subsidiaries are accounted in the financial statements over their initial acquisition costs converted to YTL with the foreign exchange rates prevailing at the balance sheet date. The foreign exchange differences arising from these foreign currency subsidiaries are accounted in "Other profit reserves" under shareholders' equity.

**d. Information on available-for-sale financial assets:**

"Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are not recognized in current year income statements; they are recognized in the "Marketable securities value increase fund" account under equity, until the financial assets are sold, disposed or impaired.

## VI. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CASH FLOWS:

**a. Information on cash and cash equivalents:**

1. Components of cash and cash equivalents and the accounting policy applied in their determination:

   Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash Equivalents".

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## VI. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CASH FLOWS (CONTINUED):

1(i). Cash and cash equivalents at the beginning of the period:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| **Cash** | **1.036.332** | **379.715** |
| Cash, Foreign Currency and Other | 396.191 | 268.481 |
| Demand Deposits in Banks | 640.141 | 111.234 |
| **Cash Equivalents** | **1.791.456** | **1.563.485** |
| Interbank Money Market Placements | 400.000 | 429.665 |
| Time Deposits in Banks | 1.389.150 | 1.107.549 |
| Marketable Securities | 2.306 | 26.271 |
| **Total Cash and Cash Equivalents** | **2.827.788** | **1.943.200** |

Total amount from the operations occurred in prior period gives the total cash and cash equivalents amount at the beginning of the current period.

1(ii). Cash and cash equivalents at the end of period:

| | Current Period 31 December 2006 | Prior Period 31 December 2005 |
|---|---|---|
| **Cash** | **2.041.232** | **1.036.332** |
| Cash and Foreign Currency and Other | 518.101 | 396.191 |
| Demand Deposits in Banks | 1.523.131 | 640.141 |
| **Cash Equivalents** | **1.923.671** | **1.791.456** |
| Interbank Money Market Placements | - | 400.000 |
| Time Deposits in Banks | 1.921.641 | 1.389.150 |
| Marketable Securities | 2.030 | 2.306 |
| **Total Cash and Cash Equivalents** | **3.964.903** | **2.827.788** |

**b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:**

Related with the securitization loans obtained from abroad, demand and time deposits up to three months amounting to YTL42.745 are not available for free use (31 December 2005: YTL15.586).

**c. Explanations about other cash flow items and the effect of changes in foreign exchange rates on cash and cash equivalents:**

The "Other" item under "Operating profit before changes in operating assets and liabilities" amounting to (-) YTL1.028.347 (31 December 2005: (-) YTL641.564) consists mainly of items such as fees and commissions paid, other operating income excluding income from doubtful receivables, other operating expense excluding personnel expense, foreign exchange gains/losses, depreciation, provisions and bonus shares.

The "Net increase/decrease in other liabilities" item under "Changes in operating assets and liabilities" amounting to YTL308.644 (31 December 2005: (-) YTL84.096) consists mainly of changes in miscellaneous payables, other liabilities and taxes and other duties payable.

The effect of changes in the foreign currency rates on the cash and cash equivalents is reflected on net foreign exchange gains/losses. The foreign exchange gains/losses amount mentioned above is included in the "Other" line under "Operating profit before changes in operating assets and liabilities".

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## VII. EXPLANATIONS AND NOTES RELATED TO BANK'S RISK GROUP:

### a. Information on the volume of transactions relating to the bank's risk group, outstanding loan and deposit transactions and profit and loss of the period:

1. Current Period - 31 December 2006

| Bank's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures | | Direct and Indirect Shareholders of the Bank | | Other Real and Legal Persons That Have Been Included in the Risk Group | |
|---|---|---|---|---|---|---|
| | Cash | Non-Cash | Cash | Non-Cash | Cash | Non-Cash |
| Loans and Other Receivables | | | | | | |
| Balance at the Beginning of the Period | 115.913 | 119.306 | 762.511 | 374.582 | 34.245 | 7.274 |
| Balance at the End of the Period | 136.133 | 36.731 | 668.369 | 357.952 | 6 | 3.238 |
| Interest and Commission Income Received | 8.819 | 23 | 109.009 | 14.906 | 168 | 4 |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411.

According to the German deposit insurance law, the Bank has given a "letter of undertaking" to the German Banking Institute related to Akbank AG. Based on the "Regulation Regarding Banking Loans" effective from 1 November 2006, this letter of undertaking amounts to YTL427.167 as of 31 December 2006.

2. Prior Period-31 December 2005

| Bank's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures | | Direct and Indirect Shareholders of the Bank | | Other Real and Legal Persons That Have Been Included in the Risk Group | |
|---|---|---|---|---|---|---|
| | Cash | Non-Cash | Cash | Non-Cash | Cash | Non-Cash |
| Loans and Other Receivables | | | | | | |
| Balance at the Beginning of the Period | 1.909 | 21.685 | 388.258 | 404.561 | 54.610 | 2.666 |
| Balance at the End of the Period | 115.913 | 119.306 | 762.511 | 374.582 | 34.245 | 7.274 |
| Interest and Commission Income Received | 2.700 | 45 | 42.549 | 1.157 | 1.428 | 11 |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

3. Information on deposits of the Bank's risk group:

| Bank's risk group (*) | Investments in Associates, Subsidiaries and Joint Ventures | | Direct and Indirect Shareholders of the Bank | | Other Real and Legal Persons That Have Been Included in the Risk Group | |
|---|---|---|---|---|---|---|
| Deposit | Current Period 31 December 2006 | Prior Period 31 December 2005 | Current Period 31 December 2006 | Prior Period 31 December 2005 | Current Period 31 December 2006 | Prior Period 31 December 2005 |
| Beginning of the Period | 49.194 | 9.299 | 1.038.736 | 322.348 | 98.423 | 80.925 |
| Balance at the End of the Period | 37.664 | 49.194 | 692.367 | 1.038.736 | 154.200 | 98.423 |
| Interest on Deposits | 4.880 | 1.523 | 62.854 | 63.627 | 22.668 | 12.693 |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

As of 31 December 2006 the deposits of related parties defined in Note XXV of Section Three in accordance with TAS 24, other than the related parties defined in the subsection 2, Article 49 of the Banking Law No. 5411, amount to YTL2.129.657 (31 December 2005: 1.837.129). Interest expense paid for these deposits as of 31 December 2006 is YTL256.090 (31 December 2005: YTL253.134)

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## VII. EXPLANATIONS AND NOTES RELATED TO BANK'S RISK GROUP (CONTINUED):

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

| Bank's risk group (*) | Investments in Associates, Subsidiaries and Joint Ventures | | Direct and Indirect Shareholders of the Bank | | Other Real and Legal Persons That Have Been Included in the Risk Group | |
|---|---|---|---|---|---|---|
| | Current Period 31 December 2006 | Prior Period 31 December 2005 | Current Period 31 December 2006 | Prior Period 31 December 2005 | Current Period 31 December 2006 | Prior Period 31 December 2005 |
| Transactions at Fair Value Through Profit or Loss | | | | | | |
| Beginning of the Period | 344.733 | 351.620 | 83.128 | 42.987 | - | - |
| Balance at the End of the Period | 483.297 | 344.733 | 224.377 | 83.128 | - | - |
| Total Income/Loss | 188 | (589) | 87 | (142) | - | - |
| Transactions for Hedging Purposes | | | | | | |
| Beginning of the Period | - | - | - | - | - | - |
| Balance at the End of the Period | - | - | - | - | - | - |
| Total Income/Loss | - | - | - | - | - | - |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affect the net exposure of the Bank. As of 31 December 2006, the net exposure for investments in associates and subsidiaries is (-) YTL1.842 (31 December 2005: (-) YTL9.277) and for indirect subsidiaries YTL11.029 (31 December 2005: YTL411).

5. Information regarding benefits provided to the Bank's key management:

As of 31 December 2006, benefits provided to the Bank's key management amount to YTL9.010 (31 December 2005: YTL7.331).

(Amounts expressed in thousands of New Turkish lira ("YTL") unless otherwise stated.)

## VIII. INFORMATION AND DISCLOSURES RELATED TO THE DOMESTIC, FOREIGN, OFF-SHORE BRANCHES AND FOREIGN REPRESENTATIVES OF THE BANK:

| | Number | Number of Employees | | | |
|---|---|---|---|---|---|
| Domestic branch | 682 | 12.325 | | | |
| | | | Country of Incorporation | | |
| Foreign Representation Office | | | | | |
| | | | | | |
| | | | | | |
| | | | | Total Assets | Statutory Share Capital |
| Foreign branch | | | | | |
| | | | | | |
| | | | | | |
| Off-shore Banking Region Branches | 1 | 8 | 1- Malta | 9.113.966 | |
| | | | 2- | | |
| | | | 3- | | |

As of 1 September 2006, the Frankfurt Branch became a 100% owned subsidiary of the Bank named Akbank AG.

## IX. EXPLANATIONS AND NOTES RELATED TO SUBSEQUENT EVENTS:

**a.** The Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation have signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all required approvals from domestic and foreign public authorities, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000 and remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

**b.** After the resignation of Hamit B. Belli from the board of directors, Citibank's candidate Sir Winfried Bischoff has been appointed as a member of the board.

## SECTION SIX
## EXPLANATIONS ON INDEPENDENT AUDIT REPORT

### I. EXPLANATIONS ON INDEPENDENT AUDIT REPORT:

The unconsolidated financial statements for the period ended 31 December 2006 have been audited by Başaran Nas Yeminli Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's report dated 20 February 2007 is presented prior to the unconsolidated financial statements.

### II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS:

None.

......................

END